UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement

    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
    This material amendment is being filed to: (i) increase the Maximum Offering Amount to $4,999,994.50 (ii) file and comport the offering to audited financial statements; (iii) extend the offering termination date to October 31, 2026 (iv) confirm the completion of certain Property Management Outsourcing Arrangements previously reported upon as pending and impact on related party disclosures; and (v) reconcile subsequent capitalization event disclosures;

☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

AutoCamp Hospitality Group, Inc

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    January 30, 2026

Physical Address of Issuer:

2261 Market Street, STE 10270, San Francisco, CA 94114

Website of Issuer:

https://autocamp.com/

Is there a Co-Issuer? __ Yes X No

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an eight and one-half percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $32,500 advance setup fee and $15,000 monthly fee for marketing and platform services payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Common Stock

Target Number of Securities to be Offered

1,062

Price (or Method for Determining Price):

$9.10

Target Offering Amount:

$10,002.45

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,999,994.50

Deadline to reach the Target Offering Amount:

October 31, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

251 W-2 employees & 3 non-employee consultants by Issuer and its wholly owned subsidiaries

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)
Total Assets	$4,872,464	$3,713,431
Cash & Cash Equivalents	$2,522,269	$1,715,413
Accounts Receivable	$2,245,010	$1,860,934
Current Liabilities	$1,903,351	$2,103,234
Long-Term Liabilities	3,853,007	1,778,068
Revenues/Sales	$4,272,794	$4,192,390
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	($858,990)	($2,281,224)

*The financial information and statements presented reflect the historical consolidated results of the Issuer's predecessor entity, Prospect Hotel Management, LLC (the "Predecessor"), for the years ended December 31, 2025 and 2024. Effective January 30, 2026, the Predecessor completed a statutory conversion under Delaware law into AutoCamp Hospitality Group, Inc. (the "Issuer" and Crowdfunding Issuer), with the conversion accounted for as a reorganization with carryover basis. The audited financial statements attached hereto as Exhibit F are those of the Predecessor.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement
Exhibit D: Certificate of Incorporation
Exhibit E: Bylaws
Exhibit F: Audited Financial Statements
Exhibit G: Video Transcript
Exhibit H: Non-Voting Stockholders Agreement

Offering Statement (Exhibit A)
June 25, 2026

AutoCamp Hospitality Group, Inc.

AUTOCAMP

Up to $ 4,999,994.50 of Common Stock (the "***Maximum Offering Amount***"
(representing a maximum of 549,395 shares of Class B Common Stock)

AutoCamp Hospitality Group, a Delaware Corporation ("***AutoCamp***," the "***Company***," "***we***," "***us***," or "***our***") is offering a minimum amount of $**10,002.45** (the "***Target Offering Amount***") and up to a maximum amount of $**4,999,994.50** (the "***Maximum Offering Amount***") of Class B Common Stock (the "***Securities***") at a purchase price of $**9.10** per share on a best efforts basis as described in this Form C/A (this **"*Offering*"**). The Maximum Offering Amount includes the investor processing fee total for all investments.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("***Investors***" or "***you***") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "***Intermediary***"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "***Escrow Agent***") until one or more closings occur. You may cancel an investment commitment (providing the investment has not closed) up to 48 hours prior to October 31, 2026 (the "***Offering Deadline***"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,001	$85.01	$915.99
Investor Processing Fee (4)	$35.03	$2.97	$32.06
Target Offering Amount	$10,002.45	$850.21	$9,157.24
Maximum Offering Amount	$ 4,999,994.50	$424,999.53	$4,574,994.97

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $32,500 payment and a $15,000 monthly fee for marketing services and use of the platform, which are not included above.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.
(4) The Company will charge each Investor a fee of three and one-half percent (3.5%) of the Investor's investment amount up to a maximum fee per Investor of $500.00 ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "*CAPITALIZATION AND OWNERSHIP*") and is in addition to the $1,001 minimum investment per Investor. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company, nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://autocamp.com/.

The Company must continue to comply with the ongoing reporting requirements until:
   (1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
   (3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
   (4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   (5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "***Exchange Act***") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "***Investment Company Act***")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "***Securities Act***") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C/A is June 25, 2026

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the "*Intermediary*") has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "*Investors*" or "*you*".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical facts or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

AutoCamp Hospitality Group, Inc. (the "**AutoCamp**") is a Delaware corporation with its physical address at 2261 Market Street, Ste 10270, San Francisco, CA. On January 30, 2026, the Issuer completed a statutory conversion (with a January 1, 2026 effective date for tax, accounting and operational purposes) from Prospect Hotel Management LLC, a Delaware limited liability company formed on March 10, 2017. The Issuer is qualified to conduct business in California, Colorado, Delaware, Florida, Oregon, Washington, Iowa, New Jersey, Kentucky, New Mexico, Pennsylvania, Massachusetts, Nevada, Tennessee, Hawaii, North Carolina, Ohio, and Utah. The properties operating under the Company's brand sell products and services and accept guest reservations through Company's website and other booking channels, throughout the United States and, where applicable, internationally. The Company's website is https://autocamp.com/.

A full description of our products, services and business plan can be found on the Company's investor website page at https://invest.autocamp.com (the "**Investor Website Page**") and the version published as of the date of this Form C/A is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Minimum Target Offering Amount	$10,002.45
Name of Securities	Class B Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	6,022,966
Maximum Offering Amount of the Securities Offered	$4,999,994.50
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	6,571,317
Price Per Security	$9.10*
Minimum Individual Purchase Amount	$1,001*
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	October 31, 2026
Use of Proceeds	See the section entitled "*Use of Proceeds*".
Voting Rights	None. See the description of the "*Voting and Control Rights*".

*   Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount up to a maximum fee of $500.00 charged to each Investor by the Company. The aggregate amount of fees paid by Investors will be included towards the $4,999,994.50 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

[+]   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.

Future Financing Plans.

The Company expects to pursue additional financing following the launch of this Regulation Crowdfunding offering, including preparing and potentially filing an offering statement under Regulation A, Tier 2 as a potential next step in its capital-raising strategy. Any such Regulation A, Tier 2 offering would be subject to SEC review and qualification, would require significant additional time and expense, and may not occur on the timing the Company currently anticipates, or at all.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The Company is fortunate to have a diverse team of Directors and Executive Officers. These individuals encompass all necessary aspects of the Company's operations and include professional experience in finance, entrepreneurship, management, hospitality operations, revenue management, commercial strategy, marketing, and sustainable development. The following table describes the Executive Officers (and their position as a Director if applicable), managers and advisors.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Neil Dipaola	Founder, CEO and Director	Founder, CEO, and Director of AutoCamp Hospitality Group, 2017 - Present. Responsible for strategy and general CEO responsibilities	2002-2006 University of California, Santa Barbara – Bachelors Degree in Environmental Studies and Public Policy & Ethics.
David DiFalco	Strategic Advisor, Brand Operations	June 2, 2026 to Present, President and Chief Operating Officer of AC Hospitality Management, Inc. **Responsibilities:** Overseeing day-to-day operations; managing finances, marketing sales and customer service; maintaining relationship with vendors, partners and stakeholders; ensuring compliance. June 2, 2026 to Present. Strategic Advisor, Brand Operations, Autocamp Hospitality Group. Responsibilities: Advising on brand standards, transition matters, operator coordination and guest-experience consistency. 2023 – June 1, 2026. President & Chief Operations Officer, AutoCamp Hospitality Group. Responsibilities: Overseeing day-to-day operations; managing finances, marketing sales and customer service; maintaining relationship with vendors, partners and stakeholders; ensuring compliance. 2025 – Present, Adjunct Professor at Metropolitan State University of Denver Responsibilities: Teaching Corporate Strategy, Leadership and Quality Service Management. 2022 – 2023, Regional Vice President of Operations – West Great Wolf Resorts, Inc. Responsibilities: Multi-Unit Regional Operations Leadership; General Manager Oversight; P&L / Financial Performance Management; Guest Experience Leadership;	2025 – 2028 (in progress) - University of Denver – PhD, Business Administration 2021 – 2023, University of Notre Dame – Executive MBA, Business Administration, Management and Operations. 1995 – 1998, University of Delaware-Bachelor of Science In Hotel, Restaurant, and Institutional Management

		Employee Experience & Engagement; Safety & Risk Management; Operational Execution & Standards; Portfolio Capital Planning & Project Delivery	
Cedric Duminil	Strategic Advisor, Revenue Strategy	June 2, 2026 to Present Chief Revenue Officer of AC Hospitality Management, Inc. Responsibilities: leading revenue generation strategy, enhance pricing and yield and optimize all sales & distribution channels. June 2, 2026 to Present. Strategic Advisor, Brand Operations, Autocamp Hospitality Group. Responsibilities: Advising on brand-level revenue strategy, distribution, pricing/yield strategy and coordination with property operators Chief Revenue Officer, AutoCamp Hospitality Group.2025 – June 1, 2026 Responsibilities: leading revenue generation strategy, enhance pricing and yield and optimize all sales & distribution channels. ACCOR, Regional Director of Revenue Americas, Sofitel Legend, MGallery, Emblems 2023-2025 Responsibilities: Portfolio Revenue Strategy & Performance; Revenue Management Team Leadership; Pricing Strategy; Promotional Strategy; Distribution & Channel Strategy; Market Share Optimization Springboard Hospitality, Regional Director of Revenue Generation, West Hollywood Collection & Harbor Court San Francisco 2021-2023 Responsibilities: Portfolio Revenue Management Strategy; Room Revenue Performance; Revenue Management & Reservations Team Leadership; Pricing Strategy; E-Commerce Strategy; Conversion Optimization; Profitability Optimization	2020, Certificate in Hotel Real Estate Investments and Asset Management Cornell University 2006-2008, Master's Degree in Hospitality Management University Paris I Panthéon-Sorbonne, France 2005-2006, Bachelor's Degree in Hospitality Management Dublin Institute of Technology, Ireland / University of Savoie, France
Bryan Terzi	Chief Commercial Officer	Chief Commercial Officer, AutoCamp Hospitality Group 2024 – Present Responsibilities: drive revenue growth, scale strategic partnerships and go-to-market execution, and optimize the end-to-end commercial engine	**2003-2005 Attended University of San Diego**

		Sage Hospitality Group, SVP Marketing (2023-2024), Group VP of Marketing (2022-2023) & VP Marketing (2021-2022) - Orchestration of Strategic Marketing Campaigns & Creation of CRM Program powered by SalesForce. 2021-2024	

Current Officer and Key Persons Biographical Information

Neil Dipaola serves as Chief Executive Officer and is an award-winning hotelier and nationally recognized leader in California coastal land use policy and sustainable development. His development projects have received numerous industry awards for their attention to sustainability and use of contemporary design and architecture and have been featured in over 100 periodicals including the front cover of Time Magazine, Sunset Magazine, Forbes, Entrepreneur Magazine, Fast Company, and the Wall Street Journal.

Bryan Terzi serves as CCO at AutoCamp, bringing over two decades of global marketing expertise. In his previous role as Senior Vice President of Marketing at Sage Hospitality, he orchestrated strategic marketing campaigns for a diverse portfolio of over 60 hotels and 40 restaurants, launched 12 new hotels, repositioned three existing restaurants and spearheaded the creation of a best-in-class CRM program powered by Salesforce. Prior to this, he played a pivotal role in introducing upscale culinary concepts to Hollywood's vibrant entertainment district. His career includes key roles at Sydell Group, leading the pre-opening strategy at Baha Mar, expanding the Katsuya restaurant brand into the Middle East, and marketing for Park MGM in Las Vegas, Thompson Hotels, and sbe Entertainment.

David DiFalco serves as Strategic Advisor, Brand Operations and was most recently President & Chief Operating Officer of the Company. He has over 24 years of hospitality operations management experience, serving in a multitude of roles over the course of his career. He began his journey with Marriott International where he held various operating positions. For the past six years, Dave has served as an above property leader, from VP of Operations for a Brand franchise management company to the COO of Under Canvas and most recently as Regional VP of Operations for Great Wolf Resorts where he has had responsibility for a $500 million dollar portfolio.

Cedric Duminil serves as Strategic Advisor, Revenue Strategy and was most recently Chief Revenue Officer at AutoCamp. He has over 15 years of leadership experience in revenue operations, strategic pricing, and commercial strategy across luxury and boutique hotel markets. He has led revenue performance for portfolios generating nearly $1B in topline revenue and is recognized for driving exceptional RGI growth, expanding market share, and building high-performing revenue teams. Most recently, Cedric served as Regional Director of Revenue Management for Accor's Luxury & Lifestyle Division, where he delivered the highest RGI growth globally for two consecutive years and spearheaded global commercial initiatives across 250+ hotels. His career also includes senior revenue leadership roles at Hyatt, Two Roads Hospitality, and Springboard Hospitality, where he consistently delivered outsized ADR growth, tech-stack transformations, and brand transitions.

Indemnification and Limitation of Personal Liability

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.autocamp.com. The version published as of the date of this Form C/A is attached as Exhibit B.

Description of the Business

AutoCamp Hospitality Group, Inc. ("**AutoCamp**", the "**Issuer**" and/or the "**Company**") is a Delaware corporation with its physical address at 2261 Market Street, Ste 10270, San Francisco, CA. On January 30, 2026, the Issuer completed a statutory conversion from Prospect Hotel Management LLC, a Delaware limited liability company formed on March 10, 2017. The Issuer is qualified to conduct business in California, Colorado, Delaware, Florida, Oregon, Washington, Iowa, New Jersey, Kentucky, New Mexico, Pennsylvania, Massachusetts, Nevada, Tennessee, Hawaii, North Carolina, Ohio, and Utah. The Company's website is https://autocamp.com.

Effective June 2, 2026, the Company and the hotel property owners effected arrangements under which the hotel properties engaged a third-party hotel management company to manage property-level operations (the "***Property Management Outsourcing Arrangements***"). A substantial portion of The Company's management and team were hired by the hotel management company as part of this transition. The Company exited the direct property management business but continues to set brand standards and coordinate brand advertising for the properties.

AutoCamp operates in the outdoor hospitality segment for nature-adjacent destinations with a portfolio of branded properties through the Company's licensing platforms. Its offering centers on paid overnight accommodation with additional revenue generated from ancillary on-property offerings such as food and beverage and group bookings, including private events and corporate retreats. The Company receives Brand and Marketing fees as a % of the overnight accommodation and other revenue generated at the properties.

AutoCamp markets through its own online channels and the properties also utilize third-party distribution and partnership channels to reach a broader customer base. The business is designed to be scalable through the development of additional locations and the acquisition or partnership-based sourcing of suitable sites in established leisure destinations, with AutoCamp acting as the brand licensor on behalf of third-party owners pursuant to brand licensing arrangements.

Business Plan & Anticipated Business Plan

AutoCamp's commercial model is centered on fees for licensing its outdoor brands and fees on ancillary on-property revenue and group and event bookings.

AutoCamp Hospitality Group, Inc generates fees for services provided to the owners of AutoCamp branded real estate primarily as follows: (i) development and procurement fees as new properties are identified and construction of AutoCamps are commenced; and (ii) brand licensing and marketing fees for setting and enforcing brand standards, advertising and supporting the brand, and allowing owners of properties to operate under the AutoCamp brands.

As a result of the Property Management Outsourcing Arrangements entered into on June 2nd, the Company's business will remain focused on the brand licensing, marketing, and development responsibilities. The Company estimates that exiting the property management business will decrease gross revenue between twenty and twenty-five percent and decrease expenses between thirty-five and forty-five percent. The Company believes that these cost savings together with internal cost reductions will allow the Company to earn similar brand licensing fees as were in place prior to the Property Management and Outsourcing Arrangements being entered into while saving substantial costs in the process. Even with the reduction in the Management portion of fees, it is anticipated this will provide substantial improvements to the net results of operations. While properly budgeted and analyzed, there is no assurance of any particular results.

Strategically, this transition further positions the Company as a more asset-light brand platform focused on:
● Brand growth through development and M&A initiatives
● Brand licensing and marketing services
● Strengthening brand standards and guest experience consistency

The revised structure allows the Company to concentrate resources on high-value brand and growth initiatives while leveraging specialized third-party operators for property-level execution.

For clarity, guest unit rentals, food and beverage receipts, and other ancillary income at the locations are shown on the financial statements of the Property owners (Prop Co) and are the revenue of owners' properties, and are not the revenue of or included in the financial statements of AutoCamp Hospitality, Inc., the subject of this fundraise.

AutoCamp's accommodation inventory relies in part on custom Airstream units produced for the brand, supporting a scalable deployment model as new sites open and capacity is added. AutoCamp also actively solicits acquisitions and partnerships and describes site selection parameters, including an ideal minimum site size of 10 acres, capacity for 50+ lodging units, proximity (i.e. approximately 30 minutes) to an iconic outdoor destination, and proximity (i.e. approximately 15 minutes) to a town.

The Company receives fees for Brand Management and Marketing of the following Products and/or Services

Supported Product / Service	Description	Current Market
Airstream Suites	Boutique accommodation in custom Airstream suites (including a 31-foot suite format) with sitting area, full bathroom, kitchenette, heating/AC, and private outdoor patio features (e.g., fire pit/dining area).	Premium glamping / outdoor lodging; design-led hospitality near leisure and nature destinations.
Cabins	Standalone accommodations positioned as a more "cabin-style" stay option alongside Airstreams/tents (varies by property).	Upscale cabin stays / alternative lodging (competitive set includes cabins, boutique resorts, and short-term rentals).
Adventure Tents	Canvas tent accommodations offered as part of the lodging mix (property-dependent).	Glamping tents / experiential outdoor stays for leisure travelers seeking "camping & comfort."
BaseCamp Suites	Hybrid accommodation combining an Airstream suite with a separate canvas tent; marketed as sleeping up to six (family/group configuration).	Family/group glamping and "multi-unit" outdoor stays (targets larger parties who would otherwise book multiple rooms/units).
The Clubhouse + Dining (The Kitchen & General Store)	On-property hospitality hub with all-day a la carte food options and a General Store retail offer; examples include set kitchen hours, complimentary morning items, and daily happy hour (property-specific programming).	Resort-style ancillary revenue (F&B & convenience retail) within outdoor hospitality.
Meetings, Events & Full Buyouts	Group offerings for corporate retreats, meetings, celebrations and weddings, using flexible indoor/outdoor spaces and (in some cases) full-property buyouts.	MICE / corporate offsites and group travel in destination resorts; "nature-forward" venues.
Booking via Hilton channels (loyalty-linked stays)	AutoCamp stays are marketed through Hilton brand pages, positioning Airstreams/cabins/tents as bookable inventory via Hilton's ecosystem (including loyalty-oriented value proposition).	Hotel distribution & loyalty-driven travel demand (competes with OTAs and direct booking but leverages loyalty/channel reach).
Branded Merchandise & Sundries	Retail sales of branded merchandise and apparel souvenirs and basic sundries (e.g. sunscreen, lip balm, bug spray etc.), along guest essentials sold through on-property retail channels	On-property convenience merchandise
Experiences & On-property programming	Onsite and local experiences marketed as part of the stay (examples referenced include onsite yoga, live acoustic music around the campfire, guided tours/activities, stargazing, family/kids activities and other scheduled programming through an events calendar).	Experiential travel / resort programming and activity-led outdoor hospitality (ancillary revenue and differentiation).

Competition

AutoCamp competes across adjacent segments of outdoor lodging and short-stay travel, including:
  i.   Branded glamping and outdoor resort operators, including upscale tented and cabin-style operators (e.g. Under Canvas, Huttopia).

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    ii.   Luxury outdoor hospitality brands offering nature-forward, serviced stays (e.g. Collective Retreats).

   iii.   Cabin-based operators focused on short-stay, nature-adjacent breaks (e.g.Postcard Cabins).

   iv.   Traditional camping and RV-oriented outdoor stays, typically at different amenity tiers (e.g. Kampgrounds of America).

    v.   Hotels and short-term rentals, including mainstream hotels and short-term rental platforms, which compete for the same leisure and destination demand (e.g. Marriott, Hyatt, Airbnb and Vrbo).

Customer Base

AutoCamp serves both leisure and group/corporate customers.

A. Leisure customers

    i.   **Young families** seeking nature-based travel with hotel-grade comfort and amenities; and

   ii.   **Active seniors** seeking comfortable, turnkey outdoor stays.

   iii.   **Couples** seeking getaways with luxury hotel beds and showers in iconic nature areas.

B. Corporate and group customers: AutoCamp markets its properties for corporate offsites and events and references brand activations and corporate gatherings in its materials, including on property-specific group pages. AutoCamp also publishes testimonials for its group/event offering. Many household names like Google, Meta, Netflix, and Volkswagen are just a few examples.

C. Partner-channel travelers: Through its partnership with Hilton, AutoCamp's inventory is positioned for booking via Hilton channels, with Hilton Honors member benefits applying in accordance with Hilton's program terms and joint marketing executed with Hilton.

Industry

AutoCamp operates within the broader glamping and outdoor hospitality market, driven by consumer demand for experiential travel in nature with high-comfort accommodation and services.

Market research summaries project significant growth in global glamping:

    i.   Grand View Research estimates the global glamping market at USD 3.79B (2025) and projects USD 7.87B by 2033 (CAGR 9.5%, 2026–2033).

   ii.   Fortune Business Insights estimates USD 3.40B (2024) and projects USD 7.36B by 2032 (CAGR 10.27%, 2025–2032).

Current Stage

1. **Providing brand licensing, brand standards, and marketing services to multiple locations.** AutoCamp has an operating footprint across the following locations: Cape Cod, MA, Catskills, NY, Joshua Tree, CA, Sonoma, CA, Sequoia National Park (i.e. Sequoia, CA), Yosemite National Park (i.e. Yosemite, CA), and Zion National Park (i.e. Zion, UT), and Asheville, NC .

2. **Pipeline.** Texas Hill Country is planned to open in 2028 or 2029.

3. **Strategic distribution and supply relationships**, including its partnership with Hilton and its Airstream exclusive relationship for lodging applications.

4. **Actively marketing corporate and personal group meetings and events offerings**, including corporate retreats, weddings, reunions, and other private events.

Future Roadmap

AutoCamp's forward-looking direction:

A. Continue location expansion via acquisitions and partnerships under clear parameters (focused on minimum 10+ acres; 50 to 120 units; proximity to iconic outdoor destinations and towns).

B. Develop existing pipeline activity (e.g. Hill Country) where the land is already owned by an investor for the purpose of opening an AutoCamp, and numerous additional discussions in process.

C. Scale distribution through Hilton integration, including Hilton direct booking channels and Hilton Honors benefits.

D. Expand the broader brand ecosystem alongside its sister concept Field Station, which AutoCamp frames to make its hospitality approach more accessible through renovated lodge/motel "basecamps."

E. Sustain local impact partnerships tied to conservation and stewardship organizations at/near its destinations. Examples include Woodstock Land Conservancy, Mojave Desert Land Trust, NatureBridge, CARE for the Cape and Islands, and Zion National Park Forever Project.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services, or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Vision

AutoCamp's stated mission is to inspire deeper connections to nature and to others through exceptional outdoor experiences, with growth pursued through new properties and partner-led development. The brand also links its growth narrative to conservation and community partnerships in the regions where it operates.

Intellectual Property

Application or Registration #	Title	Description	File Date	Registration Date	Country
4694085*	Service Mark	AUTOCAMP Word Mark – Class 43 (Hotel services)	June 4, 2013	March 3, 2015	USA
5480707*	Trademark and Service Mark	AUTOCAMP Logo Mark (text within right-facing arrow) – Class 25 (Clothing) & Class 43 (Hotel services)	October 25, 2017	May 29, 2018	USA
5481192*	Service Mark	AUTOCAMP Arrow Design Mark – Class 43 (Hotel services)	January 4, 2018	May 29, 2018	USA
5578537*	Trademark	AUTOCAMP Word Mark – Class 25 (Clothing)	October 25, 2017	October 9, 2018	USA
97/216,010	Trademark and Service Mark	FIELD STATION – Word Mark – Class 43 (Hotel Services) and Class 25 (Clothing)	January 12, 2022	June 25, 2024	USA
97/635,469	Trademark and Service Mark	FIELD STATION – Logo Mark – Class 43 (Hotel Services) and Class 25 (Clothing)	October 17, 2022	March 4, 2025	USA
7715921*	Service Mark	STAY OUT THERE Word Mark – Class 43 (Hotel services)	October 17, 2022	March 4, 2025	USA

* Prospect Licensing LLC, a Delaware limited liability company, is a wholly owned subsidiary of AutoCamp Hospitality Group, Inc. and owns all registered trademarks and service marks associated with the AUTOCAMP brand. All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Legal Proceedings

From time to time, we, our predecessors, subsidiaries, and affiliated property-level entities are involved in ordinary-course litigation, claims, and administrative proceedings, including employment-related matters and guest or premises claims. Certain matters involve our predecessor or subsidiary, Prospect Hotel Services LLC. Although management believes these matters are generally typical for our industry, litigation is inherently uncertain, and adverse outcomes or defense costs could occur. Insurance may be available for certain matters, subject to deductibles, exclusions, limitations, and insurer determinations.

PAGA / wage-and-hour matter. Prospect Hotel Services LLC is a defendant in a California PAGA representative action and related wage-and-hour class action filed in October 2025 by a former employee. The matter is active and in an early stage. Based on currently available information, management believes potential exposure could be in the low- to mid--six figures. The Company does not currently expect insurance coverage to be available for this matter. The parties may seek mediation in 2026. The outcome and ultimate loss, if any, cannot be predicted.

Other matters. We, our predecessor, Prospect Hotel Services LLC, and/or affiliated property-level entities have also been named in other employment, guest-incident, and premises-related matters, some of which appear inactive or remain in early stages. We have also received a pre-litigation employment-related demand that includes discrimination and wrongful termination allegations as well as pay-related allegations and seeks monetary resolution. The Company understands this matter is partially covered under employment practices liability insurance, with discrimination and wrongful termination allegations generally covered and wage-and-hour/pay-related components generally excluded (in each case subject to deductibles, exclusions, limitations, and insurer determinations). Excluding the PAGA/wage-and-hour matter described above and matters seeking unspecified damages, the other matters for which we have quantified claimed or estimated amounts include individual matters ranging from $5,000 to $170,000, which in the aggregate total approximately $355,388. These figures represent asserted or estimated amounts and may not reflect the ultimate loss, if any. We expect insurance may respond to certain of these matters, but coverage may not be available for all claims or all components of damages.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus Shares of Class B Common Stock and Perks:

Funded Investment Received By:*	Perks**
11:59 P.M. Pacific Standard Time on May 27, 2026	4% bonus shares of Class B Common Stock
At or after 12:00 A.M. Pacific Standard Time on May 28, 2026 and before 11:59 P.M. Pacific Standard Time on July 25, 2026	2% bonus shares of Class B Common Stock

*For purposes of this table, Funded Investment means each funded investment from an Investor made within the specified time frame in the table above in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.
**Bonus shares of Class B Common Stock shall have the same terms as the Class B Common Stock issued in the Offering.

Large Investor Bonus Shares of Class B Common Stock and Perks:

Funded Investment Amount Received*	Perks**
$2,500.00 to $4,999.99	2% bonus shares of Class B Common Stock plus a $100 gift card
$5,000.00 to $9,999.99	4% bonus shares of Class B Common Stock plus a $200 gift card
$10,000.00 to $14,999.99	8% bonus shares of Class B Common Stock plus a $400 gift card
$15,000.00 and above	12% bonus shares of Class B Common Stock plus a $600 gift card

*For purposes of this table, Funded Investment Amount means the aggregate of all funded investments from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, multiple investments may be aggregated in determining whether the Funded Investment Amount threshold has been met.
** Bonus shares of Class B Common Stock shall have the same terms as the Class B Common Stock issued in the Offering.

For the sake of clarity, Time-Based Bonus Shares stack with Large Investor Bonus Shares. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares or the Perks and will not receive any compensation related to the Bonus Shares or Perks.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We may face potential difficulties in obtaining capital. We may require additional capital in the future to pursue our long-term business objectives.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our lack of, or reduced, revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development or commercialization programs or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our cash needs will depend on numerous factors, including our revenues, completion of our product development activities, our ability to commercialize our technology and systems, market acceptance of our products, and the costs associated with building our facilities to accommodate demand for our products. We expect to devote substantial capital resources to, among other things, build our facilities, fund operations, and continue development programs.

We may be impacted by economic downturns in certain travel markets in which we operate or by a prolonged global economic downturn.

Guests that are the potential users of the properties managed by us are affected by local, regional, national and international economic conditions and other events and occurrences that affect discretionary travel, leisure spending and destination demand. A protracted decline in economic conditions may cause downward pressure on our operating margins as a result of lower occupancy, shorter length of stay, pricing pressure and reduced on-property spending. A prolonged downturn in one or more economies in which we operate, or that materially influence demand for our destinations, could result in reduced travel demand and adversely affect the ability of the managed properties to generate significant revenue, which in turn could adversely affect our management and service fee revenues and our financial results.

Our business is indirectly exposed to real estate capital and asset-cycle constraints, which may reduce the performance of the properties we manage and, in turn, our revenues.

Although we do not necessarily own the underlying real estate, the performance of our business depends on the condition, competitiveness and long-term viability of the properties we manage and the property-owning entities' ability to fund required capital expenditures. Changes in asset values, refinancing conditions, insurance availability or cost, and other capital-market constraints may limit the owners' ability or willingness to invest in renovations, replacements, maintenance and resiliency measures needed to sustain brand standards and guest satisfaction. If required capital is delayed or unavailable, properties may deteriorate, experience operational disruption, lose competitiveness, or require temporary closures, which could reduce management and other service revenues and materially adversely affect our business, results of operations and financial condition.

The Company transitioned property management to a third-party manager and has exited direct management activities.

The transition could cause operational disruptions. Expected cost savings may not be realized, which could prevent the Company from maintaining substantially similar brand management fees and could materially and adversely affect the Company's revenues, profitability, financial condition, and results of operations.

The hotel properties may not be able to achieve occupancy and pricing performance at the properties we manage as anticipated.

The success of our managed properties will be largely dependent upon our ability to generate demand and achieve occupancy and pricing levels on favorable terms. A property may experience periods of underperformance due to reduced demand, increased cancellations, competitive pressure, operational disruptions, reputation issues, or the expiration or termination of key corporate/group arrangements. If such underperformance continues for a prolonged period, we may suffer reduced revenues and reduced management and service fees, resulting in less cash available for working capital, funding operations, maintaining service levels, or supporting growth initiatives.

Guest non-payment, chargebacks, cancellations and other payment disputes could negatively impact our expected revenues.

At any time, guests may fail to pay amounts due, initiate chargebacks, dispute charges, cancel reservations, fail to appear, or otherwise not fulfil payment obligations. These events may adversely affect results of operations, including revenue and cash flow. In the event of payment disputes, the properties may experience delays and incur substantial costs in enforcing our rights, responding to disputes, and administering refunds, credits, rebooking and customer support. We may also be required to absorb costs under goodwill policies or third-party booking channel terms. Any of the foregoing could adversely affect our financial results.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the leisure and destination hospitality market. Demand for our managed properties may increase during peak travel periods, including summer months and school holidays, and may also increase during certain holiday periods and long-weekend travel seasons, depending on the destination. Demand may decline during shoulder seasons and off-peak periods, and weather patterns can materially influence booking behavior. This seasonality may adversely affect our business and cause our results of operations to fluctuate.

Guests, or third-party actions that are criminal, violent, inappropriate, or dangerous, or fraudulent activity, may undermine the safety or the perception of safety of properties and our ability to attract and retain guests and materially adversely affect our reputation, business, results of operations, and financial condition.

We have no control over or ability to predict the actions of property guests and other third parties, such as visitors, neighbors, vendors, contractors, or invitees, either during a guest's stay or otherwise, and therefore we cannot guarantee the safety of our guests and third parties. The actions of guests and other third parties may result in fatalities, injuries, other bodily harm, fraud, invasion of privacy, property damage, discrimination, brand and reputational damage, which could create potential legal or other substantial liabilities for us and/or the property-owning entities.

The properties rely on third-party payment service providers to process payments made by guests. If these third-party payment service providers become unavailable or the properties are subject to increased fees, our business, results of operations, and financial condition could be materially adversely affected.

The properties rely on a number of third-party payment service providers, including payment card networks, banks, payment processors, and payment gateways, to link us to payment card and bank clearing networks to process payments made by guests for reservations and on-property purchases. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted, we would need to find an alternate payment service provider, and we may not be able to secure similar terms or replace such payment service provider in an acceptable time frame. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources and may not be as effective, efficient, or well-received by guests. Any of the foregoing could cause us to incur significant losses and, in certain cases, require us to make payments or refunds out of our funds, which could materially adversely affect our business, results of operations, and financial condition.

In addition, the software and services provided by property third-party payment service providers may fail to meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely refunds and payouts (as applicable), which could make our booking channels less convenient and desirable to customers and adversely affect our ability to attract and retain guests.

Moreover, our agreements with payment service providers may allow these companies, under certain conditions, to hold an amount of our cash as a reserve or suspend processing. They may be entitled to a reserve or suspension of processing services upon the occurrence of specified events, including material adverse changes in our business, results of operations, and financial condition. An imposition of a reserve or suspension of processing services by one or more of our processing companies could have a material adverse effect on our business, results of operations, and financial condition.

If property owners and property managers fail to invest adequate resources into the payment processing infrastructure used for booking channels, or if our investment efforts are unsuccessful or unreliable, our payments activities may not function properly or keep pace with competitive offerings, which could adversely impact usage. Further, our ability to expand our payments activities into additional countries is dependent upon the third-party providers we use to support these activities. As we expand the availability of our payments activities to additional geographies or offer new payment methods to guests in the future, we may become subject to additional regulations and compliance requirements and exposed to heightened fraud risk, which could lead to an increase in our operating expenses.

If we are unable to anticipate guest preferences and successfully develop and introduce new, innovative and updated products and services, we may not be able to maintain or increase sales or achieve profitability.

We believe we have assembled a quality team to grow the business. However, it is possible that we will not be able to successfully implement future components of our business model, including enhancing our guest-facing offerings, improving the booking and customer experience, expanding programming and amenities, and standardizing operations across locations. If we are unable to operationalize these and other initiatives, or the market does not respond positively to them, our properties may be at risk of underperformance despite any corrective actions we may take. Furthermore, we may make changes to our offerings, policies, amenities, pricing structures or booking channels for any number of reasons, and guests may choose to no longer book our properties. Our success depends on our ability to timely identify and originate hospitality and travel trends and to anticipate and react to changing consumer demand.

The Company could be adversely affected by rising interest rates.

If the Company uses debt, its financial results may be adversely affected by rising interest rates. Increases in interest rates would increase interest expense, which could adversely affect cash flow and the Company's ability to service its debt. In addition, increases in the cost of financing may lessen the appeal of certain development opportunities or capital projects across the group. In addition to negatively impacting cash flow, the Company's revenues and results of operations may be affected and could cause the Company to incur losses or, in extreme circumstances, liquidate. Increases in interest rates may also impact the Company's ability to execute its brand and location growth strategy as property owners may determine their return on investment is not compelling to open a location.

Properties operating under our brands depend on third-party debt financing, and adverse debt market conditions or lender actions could reduce fee revenue and harm our business.

Many of the properties in our system are financed by third-party debt and equity provided to the property owners. The availability, cost, and terms of debt financing are affected by factors beyond our control, including interest rate levels, lender risk appetite, and broader credit market conditions. If debt markets tighten, lenders may be unwilling to refinance or extend existing loans on acceptable terms or at all, which could require property owners to contribute additional capital, reduce operating and capital spending, pursue asset sales, or take other actions that adversely affect property performance and, in turn, our management and brand fee revenue.

Based on information currently available, debt financing for certain properties we manage is scheduled to mature in the fourth quarter of 2026. Discussions regarding potential extensions or refinancings are ongoing, but there can be no assurance that any extensions or refinancings will be obtained on acceptable terms, in the desired timeframe, or at all. In addition, debt for two properties is not currently in compliance with certain loan covenants, and while the applicable lenders are working with the property owners to address these matters, there can be no assurance that waivers or amendments will be obtained or maintained, or that lenders will refrain from exercising remedies. If a lender were to accelerate a loan, impose more restrictive terms, or require significant paydowns, the affected property could experience operational disruption or a change in ownership or management, any of which could reduce or eliminate our fees and could adversely affect our business, financial condition, and results of operations.

Changes in taxes and fees applicable to lodging could impact our revenues.

The properties operating under our brands may be subject to sales taxes and lodging-related taxes and fees, including occupancy, tourism, resort or similar assessments, which may be increased as rates change or as taxing authorities amend rules or enforcement practices. Many jurisdictions are considering increases in tax rates or expanding the scope of taxes and fees applicable to lodging and related services to cover revenue shortfalls. If such taxes or fees increase, or if compliance becomes more burdensome, it may adversely affect demand, pricing, our operating costs and our financial results.

As a Brand licensor of hospitality properties, the Company may be subject to exposures from environmental risks.

Outdoor hospitality properties involve environmental risks. Federal, state and local laws and regulations to protect the environment may require investigation and clean-up of hazardous or toxic substances or petroleum product releases at or near the properties we license. Although the property owners and managers typically bear primary responsibility, our role as licensor may expose us to compliance-related costs, reputational harm, contractual disputes and, in certain circumstances, liability or claims. These laws may impose clean-up responsibility and liability without regard to whether the responsible party knew of or caused the presence of contaminants. Even if more than one person may have been responsible, each person covered by environmental laws may be held responsible for all of the clean-up costs incurred.

In addition, third parties may sue for damages and costs resulting from environmental contamination arising from a site. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect the Company. Environmental laws also govern the presence, maintenance and removal of asbestos and other hazardous materials. Such laws require that owners or developers of buildings containing asbestos (i) properly manage and maintain it, (ii) notify and train those who may come into contact with it and (iii) undertake special precautions, including removal or other abatement, if it would be disturbed during renovation or demolition. Failure to uncover and adequately protect against environmental issues in connection with a property may subject the Company to liability and materially adversely affect operations.

Owners of properties licensing our Brands may need to modify the properties to comply with state and federal laws including the Americans with Disabilities Act.

The properties we license our Brands to may or may not be subject to regulation including the Americans with Disabilities Act (the "ADA"). The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Responsibilities for compliance among the applicable property owners, managers and other third parties will occur where possible. However, no assurance can be given that the Company will not be accused of responsibility or that property owners will perform required modifications on timelines consistent with operational needs. If compliance requires changes to operations, guest services, facilities, or capital improvements, and while such costs would not be primarily borne by the Company, cash resources used for compliance may reduce cash available for working capital, funding operations, maintaining properties under management or supporting growth initiatives Compliance may require substantial expenditures, operational changes, or temporary closures, which could adversely affect the Company's financial results.

Our growth depends on successful development and permitting of destination properties, and delays or cost overruns could materially adversely affect our results.

Our business model depends on our ability to support the timely development, opening and expansion of destination properties that are owned within our broader group (or by other third parties) and operated under our brand and management platform. Although we may not be the legal owner of the underlying real estate, we may be responsible, under management and services arrangements, for overseeing or coordinating development, vendor procurement, operational readiness and the delivery of the guest experience. Development and expansion are subject to risks outside our control, including zoning and permitting delays, community opposition, changing regulatory interpretations, contractor performance, labor and materials shortages, inflation, and unforeseen site conditions or infrastructure constraints (e.g., utilities, roads, water and wastewater). We also rely on specialized vendors and contractors for the manufacture, delivery, installation and maintenance of certain lodging units and components, and disruptions in these relationships could delay openings, constrain capacity or increase costs. If we are unable to open or expand properties as planned, or if development timelines and budgets are not met, the opening rate of the properties we manage may suffer, which could reduce management and other service revenues, increase costs and working capital needs, and materially adversely affect our business, financial condition and results of operations.

The outdoor destinations bearing our brand are exposed to weather, natural disasters and climate-related disruptions that can reduce demand and force closures.

The properties licensing our Brand may be adversely affected by severe weather, wildfires and smoke, flooding, hurricanes, extreme temperatures, drought and water restrictions, and other events that disrupt travel, limit access, interrupt utilities, require evacuations or cause temporary closures. Even without physical damage, such events may negatively affect guest demand, increase cancellations, reduce on-property spend and raise marketing costs. Although property owners generally bear primary responsibility for casualty losses and certain costs, such events may still adversely affect us through reduced fee revenue tied to property performance, and potential disputes regarding allocation of costs, insurance proceeds or service obligations.

In addition, insurance may become more expensive, subject to higher deductibles or narrower coverage, or unavailable on commercially reasonable terms, and uninsured or underinsured losses could materially adversely affect the properties we manage and, in turn, our business.

We operate in a highly competitive environment for securing and maintaining attractive sites, partners, and management opportunities, which could limit growth or reduce profitability.

The market for premium outdoor hospitality in desirable destinations is highly competitive. We may face competition from hospitality operators, management companies, developers, private equity-backed platforms, and other well-capitalized participants for access to sites, development opportunities, vendor capacity, key personnel, and strategic partnerships. Competitors may have greater financial resources, lower return thresholds, broader distribution relationships, or stronger local market presence, which may enable them to move more quickly or accept terms that we find unattractive. If we are unable to identify, secure, and maintain suitable opportunities on commercially reasonable terms, or if we lose management roles or partnership opportunities to competitors, our growth prospects and financial performance could be materially adversely affected.

Accidents, injuries or property damage at the properties with our Brand license could result in liability, reputational harm and increased costs.

Because we set Brand standards and the properties host guests on-site, we could be exposed to risks of accidents, injuries, illness, fires and property damage arising from guest activities, facilities, food and beverage service, equipment, third-party vendors, or other causes. Such incidents could lead to litigation, regulatory inquiries, remediation costs, negative publicity and reduced demand. Even where the property-owning entity is primarily responsible, we may be named in claims or investigations in our capacity as Brand licensor, may incur defense costs, may be subject to indemnity obligations or contractual performance requirements, and may experience increased insurance premiums and deductibles. Any of the foregoing could materially adversely affect our business, results of operations and financial condition.

Risks associated with litigation

We are subject to risks associated with litigation, regulatory investigations, and inquiries. As the owner of the Brand licensed to hospitality properties, we may be involved in claims, disputes, or proceedings arising from, among other things, guest stays and on-site incidents, employment and labor matters, vendor and construction relationships, permitting and regulatory compliance, marketing and consumer protection matters, privacy and cybersecurity issues, the interpretation or performance of our management, brand, and services arrangements, unsafe or unsuitable premises, discriminatory policies, data processing practices, behavior on and off our properties by guests and third parties, misrepresentations regarding the safety or accuracy of our offerings, and other guest or third-party actions that are criminal, violent, inappropriate, dangerous, or fraudulent. Even where an affiliated property-owning entity is the primary obligor, we may be named as a defendant or respondent. While we recognize that we need to continue to set standards to build trust and invest in policies, tools, and procedures to protect guests and the communities in which properties operate, we may not be successful in doing so. Litigation or investigations, whether meritorious or not, may be time-consuming, expensive, and disruptive; may result in adverse publicity and reputational harm; and may impair our ability to attract guests, retain personnel, maintain key vendor relationships, or expand into new jurisdictions. We may incur significant costs in responding to claims, including legal fees, management time, settlement costs, judgments, penalties, remediation expenses, and increased insurance premiums or deductibles. Certain claims may not be covered by insurance, may exceed policy limits, or may be subject to exclusions, and coverage may be disputed or delayed. Any of the foregoing could materially adversely affect our business, financial condition, and results of operations. For information regarding existing litigation, see "LITIGATION."

The Company's CEO beneficially owns a majority of the voting shares of the Company.

Prior to the Offering, Mr. Neil Dipaola, the Company's CEO, owns a majority of the voting shares of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, Mr. Neil Dipaola will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. Mr. Neil Dipaola may have interests that are different from yours. For example, Mr. Neil Dipaola may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Neil Dipaola could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for execution of our responsibilities.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development, operation and expansion of our brand is highly competitive.

We face competition with respect to the hospitality, hotel branding and related services that we provide and may seek to expand in the future. Our competitors include major hospitality Brand companies and other lodging platforms worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and greater expertise in marketing, customer acquisition and brand development, and thus may be better equipped than us to develop, operate and expand their hospitality offerings. These competitors also compete with us in recruiting and retaining qualified personnel, securing desirable sites and management opportunities, and acquiring or developing hospitality-related technologies and systems. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may expand, market offerings more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve or maintain market acceptance, and our ability to generate meaningful additional revenues.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

If we are unsuccessful in attracting and retaining customers for our service, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

If we are unsuccessful in attracting and retaining guests at the properties we manage, or if our guests decrease their level of engagement or on-property spend, our revenue, financial results, and business may be significantly harmed. The number of guests booking stays at our licensed properties and the level of occupancy, average daily rate, and ancillary spend will be critical to our success. Our financial performance will be significantly determined by our ability to add, retain and expand our active guest base and to drive continued demand for our accommodations and on-property services. If guests do not perceive our offerings to be compelling, reliable, well-maintained, and capable of delivering a differentiated experience, we may not be able to attract or retain guests or maintain or increase occupancy and revenue levels. There is no guarantee that we will not experience erosion in our active guest base or occupancy levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information and certain transaction-related information, including information associated with gift card issuance, redemption, balances, fraud prevention and customer support, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of electronic transactions and gift card-related processing.. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Global crises and geopolitical events, including without limitation, COVID can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations. The loss or unavailability of any of our executive officers or other key employees could have an adverse effect on our business. The Company's relatively small management team offers potential risk to the Company, as the retention of those individuals is critical to its success. Any disruption in the current management team or among other key personnel could cause both short- and long-term adverse effects on the Company.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not currently have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws will govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the

Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached, at which time it will be returned to you without interest or deduction, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

The Company can end the Offering prior to the Offering Deadline by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

Risks Related to the Securities

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

There may be a limited market or no market for our Securities.

Currently, no trading market exists for our Securities. If a market develops, it is likely to be limited, and a significant influence over the price could result. We cannot assure stockholders that a market will be sustained or that our shares will have greater liquidity than non-publicly traded shares.

We may pursue a Regulation A Tier 2 offering, but the timing and success of any such offering is uncertain and not assured.

Following the launch of this offering, we intend to begin preparing for additional financing and may elect to file an offering statement under Regulation A as a potential next step in our capital-raising strategy (which, if pursued, we currently anticipate would be a Tier 2 offering). Regulation A offerings are subject to SEC review and qualification, require extensive preparation and significant professional fees and other expenses, and can be delayed by regulatory comments, changing market conditions, and other factors. There can be no assurance that we will file a Regulation A offering statement, that any such offering statement will be qualified by the SEC, or that, even if qualified, we will be able to complete a Regulation A offering on acceptable terms or raise the amount of capital we seek, or at all. If we expend resources preparing for a Regulation A offering and the offering is delayed, not qualified, or not completed, our liquidity and our ability to execute our growth strategy could be adversely affected.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company is actively considering a Regulation A, Tier 2 offering and intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Stock at $9.10 per share, plus a 3.5% Investor Processing Fee up to a maximum fee of $500.00 per Investor, see "*Offering*" for further details on this fee. The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Issuer will hold only Class B Common Stock and are completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to generate additional capital to pursue marketing of the Company's brand, identification and development of new sites and to use for general working capital purposes. See "Use of Proceeds" section for more information.

Minimum Target Offering Amount	$10,002.45
Name of Securities	Class B Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	6,022,984
Maximum Offering Amount of the Securities Offered	$4,999,994.504
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	6,571,317
Price Per Security	$9.10*
Minimum Individual Purchase Amount	$1,001*
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	October 31, 2026
Use of Proceeds	See the section entitled "*Use of Proceeds*".
Voting Rights	None. See the description of the "*Voting and Control Rights*".

*   Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount up to a maximum fee of $500.00 charged to each Investor by the Company. The aggregate amount of fees paid by Investors will be included towards the $4,999,994.50 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors

\+   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (*KYC*) and anti-money laundering (*AML*) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent, a qualified third-party escrow agent meeting the requirements of Regulation CF until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Company and the investor will receive their Securities.

The Company may close the Offering prior to the Offering Deadline *provided* that it provides at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,002.45, but investments in excess of the Target Offering Amount up to the Maximum Offering Amount of $4,999,994.50 will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("**Dealmaker**" or "**Intermediary**"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (**CRD**) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $32,500 advance setup fee and $15,000 monthly fee for marketing and platform services payable to DealMaker Securities LLC and/or its affiliates.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (*KYC*) and anti-money laundering (*AML*) policies by providing certain personal and non-personal information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target OfferingAmount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount ifMaximum Offering Amount Raised
Intermediary Fees*	8.5%	$850.21	8.5%	$425,000.00
Marketing (1)	42.7%	$ 4,271.05	35%	$1,749,999.00
Infrastructure (2)	22.3%	$ 2,230.55	6.7%	$335,000.00
Key money for new sites (3)	0%	0%	30%	$1,499,999
Travel, professional fees and initial discovery for potential properties (4)	20.2%	$ 2,020.49	10.6%	$530,000.00
General Working Capital (5)	6.3%	$630.15	9.2%	$460,000.00
Total	**100%**	**$10,002+**	**100%**	**$4,999,995+**

+   These figures are rounded up to the dollar.
*   In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, There is also a $32,500 advance setup fee and $15,000 monthly fee for marketing and platform services payable to DealMaker Securities LLC and/or its affiliates. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three and one-half percent (3.5%) up to a maximum fee per Investor of $500.00, which is included in the table above as part of amounts raised in the Offering.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above and such descriptions are intended to assist you in understanding how the Offering proceeds will be used.

(1) Marketing –Support for our general brand and Offering marketing efforts, as well as marketing activities connected with identifying and securing new property opportunities. This category also includes investment in two incremental hires.

(2) Infrastructure investment in a Development Lead responsible for identifying and sourcing opportunities for brand expansion, including pipeline development, site origination, partner outreach and evaluation of prospective property opportunities.

(3) Key Money for New Sites. Upfront payments, deposits, incentives or similar economic commitments to third-party property owners, developers or strategic partners to secure new AutoCamp-branded site opportunities and related brand licensing or marketing arrangements.

(4) Travel, Expansion Site Evaluation. Diligence and early pre-development costs for potential expansion sites (i.e. studies, engineering/planning/design/architectural, permitting/entitlements, and related legal fees).

(5) General Working Capital. Finance, legal, and administrative support costs to operate and scale the business such as Offering & other equity offerings and investor reporting; audit, tax, valuation, and internal controls; compliance, HR, insurance, technology, and back-office.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Common Stock in this Offering. The Company has raised in excess of the Target Offering Amount.

The Company requests that you please review this Form C/A, the Subscription Agreement between the Investor and the Issuer in Exhibit C (along with all attachments and exhibits thereto), and the Issuer Bylaws attached as Exhibit E, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing the following Securities:

> **Securities: Class B Common Stock**
> **Offering Minimum: $10,002.45**
> **Offering Maximum: $ 4,999,994.50**
> **Purchase Price Per Share of Security Offered: $9.1010 (does not include a 3.5% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: October 31, 2026**

Terms of the Securities

The primary documents governing voting and the rights of Investors holding the Securities are the Certificate of Incorporation (the "*COI*") attached as Exhibit D, and the Company's Bylaws (the "*Bylaws*") attached as Exhibit E, and Company`s Non-Voting Stockholders Agreement attached as Exhibit H (collectively, the "*Governing Documents*"). All statements in this Form C/A Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Documents. Investors must execute and deliver a joinder to Non-Voting Stockholders Agreement as part of the subscription process.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to 392,839 shares for a total of $4,999,994.50 and a minimum of 1,062 shares of its Class B Common Stock. The Company has raised in excess of the Target Offering Amount and, as of the date of this Form C/A, has sold 157,913 shares in this Offering.

The Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,999,994.50 Maximum Offering Amount.

The minimum investment per investor is $1,036.03, which includes a $35.03 Investor Processing Fee.

Capitalization

On January 30, 2026, the Issuer completed a statutory conversion from Prospect Hotel Management LLC, a Delaware limited liability company formed March 10, 2017, into AutoCamp Hospitality Group, Inc., a Delaware corporation. The conversion was effected by the required Delaware filings and is treated as a continuation of the LLC in corporate form, with the corporation succeeding to the LLC's assets, rights and obligations.

All outstanding LLC units were cancelled and converted at the effective time on a one-for-one basis as follows: each Series A Common Unit converted into one share of Class A Common Stock and each Series B Common Unit and each Series C Common Unit converted into one share of Class B Common Stock, with no fractional shares issued and any fractional amount rounded down without payment.

All existing agreements and instruments were updated to reflect the conversion:
  i. Options and warrants that were exercisable for LLC units are treated as exercisable for the corresponding class of Common Stock into which those units converted, with only ministerial adjustments if a conversion ratio other than one-for-one applied.
  ii. References in convertible notes to units and other LLC concepts are interpreted by reference to the applicable class of Common Stock and the Company's COI.
  iii. Outstanding equity awards under the legacy 2017 Equity Incentive Plan were automatically converted into economically equivalent corporate equity awards and a three million (3,000,000) share reserve was established under the 2026 Equity Incentive Plan ("***EIP 2026***"), subject to substantially the same vesting, forfeiture and other restrictions

Company's capital structure is governed by its COI, which authorizes an aggregate of 100,000,000 shares of common stock ("***Common Stock***"), comprised of 20,000,000 authorized shares of Class A Common Stock (voting) and 80,000,000 authorized shares of Class B Common Stock (non-voting), each with a par value of $0.00001 per share. In addition, 1,500,000 shares of Class A Common Stock and 1,500,000 shares of Class B Common Stock are reserved and available for issuance pursuant to the Company's 2026 Equity Incentive Plan.

Outstanding Capital Stock

As of the end of its last fiscal year on December 31, 2025 and on an as converted basis, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	13,001,646
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).	58.46%

Type	Class B Common Stock
Amount Outstanding	6,021,922
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).	27.08%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the end of its last fiscal year on December 31, 2025 and on an as converted basis, the Issuer has the following additional securities outstanding:

Type	Option to Purchase Class B Common Stock
Shares Issuable Upon Exercise	410,729 Class B Common Stock
Voting Rights	The holders of Options to purchase Class B Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class B Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).	1.85%

Type	Warrant to Purchase Class B Common Stock
Shares Issuable Upon Exercise	2,062,818 Class B Common Stock
Voting Rights	The holders of Warrants to purchase Class B Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Class B Common Stock at $0.01.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Warrants to purchase Class B Common Stock at a later date. The availability of any shares of Class B Common Stock issued pursuant to the exercise of such additional Warrants to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).	9.28%

Type	Convertible Promissory Notes for Class B Common Stock
Principal Amount Outstanding	$1,664,332
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Convertible Promissory Notes have no valuation cap; 20% discount to share price upon a financing*.
Interest Rate	15% per annum, payable upon December 2027 maturity
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Promissory Notes at a later date. The issuance of such additional Convertible Promissory Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).	7.5% (i.e. 228,617 Class B Common Stock) as calculated at a 20% discount to the current share Price of the Offering (i.e. $7.28)*.

* Final percentage subject to determination based on the price per share established in the next financing (Qualified or non-Qualified) round, as defined in the Convertible Promissory Notes (Series 2025-A) and at the election of the Majority Holders.

Voting and Control

Each share of Class A Common Stock has one vote per share, and shares of Class B Common Stock are non-voting except as required by law.

Other than voting, all rights and obligations of Class A and Class B are the same, and the classes are economically equivalent, including with respect to dividends and liquidation rights.

The Company has entered into stockholders agreements applicable to each class, including a Non-Voting Stockholder Agreement for Class B holders and a Voting Stockholder Agreement for Class A holders.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as a public offering, a Regulation A, Tier 2 offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, options or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

What it Means to be a Minority Holder

Investors in our Common Stock will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Mesa Lane Holdings LLC*	10,299,249 shares of Class A Common Stock	79.22%

* Mesa Lane Holdings LLC is 100% owned, managed, and operated by Neil Dipaola, who serves as the sole shareholder, manager, and CEO.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:*

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series 2025-A Convertible Promissory Notes	$1,664,332	228,617 (1)	Marketing, site exploration and general working capital	December 10, 2025 and thereafter in multiple closings through the date of this Form C/A	Reg D Rule 506(b)
Warrants issued with Series 2025-A Notes	475,523 (2)	1,587,296 (2)	N/A	December 10, 2025 and thereafter in connection with issuance of the Series 2025-A Notes	Reg D Rule 506(b)

* The January 30, 2026 statutory conversion (with a January 1, 2026 effective date for tax, accounting and operational purposes) of Prospect Hotel Management LLC into AutoCamp Hospitality Group, Inc., and the automatic one-for-one conversion of outstanding LLC units into Class A and Class B common stock was not a "previous offering" for cash proceeds, and is addressed in the section titled "Capitalization and Ownership".

(1) Illustratively convertible into approximately 303,912 shares of Class B Common Stock based on the current $9.10 offering price, subject to the actual conversion mechanics in the notes.

(2) Issued as part of the Series 2025-A note financing, not for separate cash consideration.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Subsequent Events

Subsequent to December 31, 2025 and through the date of this Form C/A, the Company issued an additional $1,500,000 principal amount of convertible promissory notes, 428,563 warrants to buy Class B shares under the same terms as the existing notes (15% interest, unsecured, subordinated to the line of credit, and convertible at a 20% discount to the price per share in the next Qualified or non-Qualified financing, with maturity in January 2028), 125,521 stock options to purchase Class B shares under the 2026 Equity Incentive Plan, as well as 157,413 shares of Class B Common Stock in this Offering through prior closings.

DEBT

As of the end of its last fiscal year on December 31, 2025, the Company has the following outstanding debt:

Type	Unsecured Promissory Note from CEO
Principal Amount Outstanding	$150,000.00
Interest Rate and Amortization Schedule	4% per annum, payable on maturity

Description of Collateral	Unsecured
Maturity Date	December 10, 2027

Type	Line of Credit Loan (backed by a Secured Promissory Note)
Principal Amount Outstanding	$2,000,000.00
Interest Rate and Amortization Schedule	7.08% per annum
Description of Collateral	All Issuer's' assets of any type – now owned or later
Maturity Date	December 14, 2027

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on Section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following material transactions with related persons:

i)   **Property Entities**. Through June 1, 2026, the Issuer provided day-to-day management services to a number of affiliated property-holding entities ("**Property Entities**") pursuant to management agreements (including, among others, AC Cape Cod LLC, AC Yosemite LLC, AC Joshua Tree LLC, AC Catskills LLC, AC Asheville LLC, AC Zion LLC and the WPAC Expedition Portfolio vehicle). Under those arrangements, the Property Entities paid the Issuer management fees and reimburse Issuer for certain costs and expenses incurred in operating the properties. From June 2, 2026 and after the Issuer provides Brand Licensing and Marketing services to the Property Entities. These payments reduce the cash available for distribution to the equity owners of the relevant property ventures and create a potential conflict because the Company's affiliate is compensated by the same ventures in which Company-affiliated entities also participate economically.

ii)   **ii) Property Manager.** Effective June 2, 2026, the Property Entities engaged a third-party hotel management company to provide property-level management services, and the Company continued to provide brand licensing, brand standards, marketing and related support services to the Property Entities. In connection with this transition, David DiFalco, formerly the Issuer's President and Chief Operating Officer, and Cedric Duminil, formerly the Company's Chief Revenue Officer, joined the third-party hotel management company. In addition, an affiliate of the third-party hotel management company entered into a $1,250,000 convertible promissory note with the Company and received related warrant rights, as described under "Subsequent Events" together with other lesser issuances. These arrangements may present potential conflicts of interest because former senior officers of the Issuer are now affiliated with the third-party manager providing services to the Property Entities, and an affiliate of that manager is also a financing counterparty of the Company, while the Issuer continues to receive brand licensing, marketing and related fees from certain of the same Property Entities and Company-affiliated entities may also participate economically in those property ventures.

iii)   **WPAC Camp Holdings GP LLC** ("**GP Entity**"). The GP Entity serves as the managing member in multiple property-level joint ventures. In that capacity, the GP Entity typically receives (i) equity distributions allocated to the managing member interest under the applicable joint venture operating agreements, and (ii) any additional promote or carry-style residual profit participation to the extent provided by the applicable waterfall. Because the GP Entity, and related Company-affiliated vehicles, participate in property-level decision-making while also receiving general partner economics, this structure may present an inherent conflict of interest where decisions on budgets, financings, asset sales and related matters may affect the amount and timing of general partner distributions.

iv)   **Whitman Petersen–affiliated entities**. Many properties are held in joint ventures in which Whitman Petersen–affiliated entities act as the limited partner capital providers. Under the applicable property-level venture agreements, those Whitman Petersen–affiliated investors generally receive the majority of distributable cash from the properties (i.e. after payment of operating expenses, debt service, and management fees & reimbursements payable to the Company), consistent with their non-managing member position. The related conflict point for investors is that the Company's affiliates may have management/control rights and fee streams in ventures where Whitman Petersen–affiliated entities supply most of the capital and receive most of the distributions.

v)   **MLP CH III Investors LLC**. MLP CH III Investors LLC participates in the Company's capital structure as a General Partner or through promotions as a non-managing "promote entity" participant. The economic stream described for this position is distribution-based, consisting of a "10% current" preferred return and an additional residual profit participation component (described as 2.5% or 5% "residual profit"), payable from the applicable GP or connection with a promote payment in accordance with its governing documents. This arrangement presents potential conflicts because the holder's return is tied to general partner or promote economics, which may influence incentives around fees, refinancings, and the timing and terms of asset sales.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit F.

Cash and Cash Equivalents

As of May 31, 2026, the Company had approximately $2,597,546 in cash and cash equivalents. Management believes the Company's existing cash resources, together with expected operating performance, are sufficient to support its current operations. This Offering is intended primarily to provide additional capital for expansion and other strategic growth initiatives, and the Company may pursue additional financing in the future to support those longer-term objectives.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Company may concurrently raise additional capital by offering to sell securities, including, but not limited to, Class A Common Stock, Class B Common Stock, SAFEs or Convertible Notes, to accredited or existing investors outside of this Offering.

Planned Additional Financing; Potential Regulation A (Tier 2)**.** In addition to the proceeds of this offering, the Company expects that it will need additional capital to execute its near-term growth plans. The Company intends to begin preparing for additional financing following the launch of this offering, including evaluating and potentially pursuing a Regulation A Tier 2 offering. The Company expects that additional capital, if obtained, could advance and expand the uses of proceeds described in this offering by providing incremental resources particularly to (i) accelerate the evaluation, diligence and pre-development work for potential new sites and expansion opportunities, (ii) pursue and secure new site acquisitions and other forms of site control (including deposits, option payments, key money, and other preliminary commitments), and (iii) support additional working capital requirements associated with scaling the business and pursuing additional financing transactions.

Timing and Uncertainty**.** The timing, amount, and terms of any additional financing are uncertain and will depend on, among other things, market conditions, the Company's operating performance, investor demand, and, in the case of a Regulation A offering, the timing and outcome of the SEC's review process. Preparing for and pursuing a Regulation A offering would also require the Company to incur significant professional fees and other expenses and to dedicate substantial management time, whether or not the offering is ultimately qualified or completed. There can be no assurance that the Company will file a Regulation A offering statement, that any filed offering statement will be qualified by the SEC, or that, even if qualified, the Company will be able to successfully raise additional capital on acceptable terms, or at all. If the Company is unable to raise additional capital when needed, it may be required to delay, reduce, or eliminate elements of its growth strategy (including new site pursuit and acquisition activity) and may take other actions to conserve cash.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. As a hospitality brand licensing company, the Issuer does not incur traditional Cost of Goods Sold associated with product sales. All major costs are reflected in departmental/operating expenses in the full financial statements.

Valuation

The terms of this Offering are based on a fully diluted basis pre-money valuation of $200,071,370 (excluding unissued EIP options and outstanding convertible notes). The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of the ascribed price.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential

Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit</u> F for subsequent events and applicable disclosures.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://autocamp.com/.

The Company must continue to comply with the ongoing reporting requirements until:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A, or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

AutoCamp Hospitality Group, Inc.
_____
(Issuer)

By:/s/ Neil Dipaola
_____
(Signature)

Neil Dipaola
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Neil Dipaola
_____
(Signature)

Neil Dipaola
_____
(Name)

Director
_____
(Title)

June 25, 2026
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Investor Website

UNLOCK UP TO 14% BONUS SHARES UNTIL 6/27 02 Days | 12 Hrs | 10 Mins | 47 Secs

AUTOCAMP Problem Solution Traction Market Potential Team Perks FAQs Discussion INVEST NOW

America's Next Iconic Hospitality Brand Leverages Campfires to Build Connection

AutoCamp Hospitality Group redefines outdoor vacations. No more lugging gear or sleeping on the ground. Just boutique-hotel style and comfort, spa-inspired bathrooms, and design-forward suites in iconic American outdoor landscapes.

- $150MM+ in location revenue since inception
- Premier National Park locations like Yosemite, Zion, and Joshua Tree
- Exclusive partnerships with Airstream and Hilton Hotels Worldwide

Now, you can invest before our footprint grows tenfold.



INVEST NOW

$9.10	$1,001*
Share Price	Min. Investment

SEC Filings Offering Circular Investor Education

HIGHLIGHTS

Investment Highlights

700+	1M+	$732B[7]
Rooms currently operating nationwide	Happy campers to date	Combined market opportunity



Our mission is to inspire a deeper connection to nature and each other through exceptional outdoor experiences.

PROBLEM

People's Desire for Nature and Comfort Are At Odds

Travelers are craving the outdoors, but traditional camping still comes with too much friction. Campsites are hard to book, gear is expensive, and RV ownership brings maintenance, storage, and headaches. Meanwhile, demand for nature-based travel is rising fast, especially among younger consumers looking for experiences that feel authentic, memorable, and easy to access. Studies show that outdoor travel positively impacts 83% of people,* nearly 90% of Americans want to visit a national park, and Airbnb searches for stays "near a national park" rose 35% in 2026. AutoCamp is built for this moment — making outdoor travel more accessible, design-forward, and relevant for a new generation.



SOLUTION

Premier Outdoor Destinations, Zero Compromise

From iconic destinations like Yosemite and Zion to easy-access properties built for quick getaways from the city, AutoCamp brings the magic of the outdoors together with the comfort and consistency of a boutique hotel. Families, couples, and groups of friends can enjoy good food and drinks, hang out around the fire, and connect at the Clubhouse before sleeping in a custom-designed Airstream, spacious cabin, or luxe tent. Every stay includes the things today's travelers expect — comfortable beds, spa-inspired bathrooms, WiFi, and thoughtful service — making bucket-list outdoor trips feel easy, memorable, and fun for all ages.



AUTOCAMP ASHEVILLE, NC

A true Blue escape.



the Biltmore Estate when you stay at AutoCamp Asheville, your getaway to the calm of North Carolina.

 

TRACTION

Fortune 500 Customers, One-of-a-Kind Partnerships

Our early success shows the brand resonates, the model works, and the right partners are lining up. From standout media coverage to Fortune 500 customers, AutoCamp is building real momentum and making its mark across the category.

Over 1 million happy campers	**9 locations** currently open with 700+ rooms in total	**$150MM+** in location revenue since inception
$50MM+ in 2026 Budgeted Lodging Revenues	**Hilton** **FOR THE STAY** First-of-its-kind Hilton Hotels partnership lets 190M+ members directly book and earn points for AutoCamp stays	**A Few of Our Partners Hosting Retreats**    

OUR AIRSTREAM PARTNERSHIP

Partnered with Airstream

As Airstream's exclusive hospitality partner, we're the only outdoor lodging brand with access to custom-designed Airstream suites built specifically for hotel-level stays. Synonymous with the open road and great outdoors, these units are purpose-built for comfort, durability, and operational efficiency.



MARKET POTENTIAL

the Intersection of $732B[7] of Markets

Between 2014-2023, 40M+ people began camping. Of those, nearly 40% chose boutique destinations blending comfort and nature. Things aren't slowing down either, with 25M+ first-time campers since 2021 alone. Airbnb says interest in locations near National Parks has increased 35%. By combining the best of high-end hospitality with the most desirable outdoor destinations, we're positioned to disrupt multiple high-growth markets.



$732B
TOTAL

- $525B
- ■ Short -Term Rentals $110B
- ■ Camping $50B
- ■ Rec reational Vehicles $47B

EXPANSION

Our Plan: 10,000+ Rooms within 10 Years

We have 400 new suites in the pipeline and 100+ iconic US outdoor destinations with potential for expansion. In a fragmented outdoor lodging industry where many sites are owned by mom-and-pop operators, the opportunity for consolidation is undeniable.

Strategic acquisitions:
Could exponentially increase properties under management

International expansion:
Begin licensing our model in select markets

Exit potential:
We're targeting an exit via acquisition or IPO



PropCo Revenue
(Property Revenue)

2021	2022	2023	2024	2025	2026E	2027E	2028E
$19.3MM	$26.3MM	$34.8MM	$35.3MM	$45.5MM	$53.9MM	$60.1MM	$70.9MM



OpCo Revenue
(Subject of this Investment)

2021	2022	2023	2024	2025	2026E	2027E	2028E
$1.8MM	$2.4MM	$3.1MM	$3.4MM	$4.4MM	$4.6MM	$5.6MM	$7.6MM

■ Fees From Brand Licensing & Marketing   ■ Fees From Management   ■ Other

COMPETITIVE ADVANTAGE

No Other Outdoor Hospitality Brand Compares

Our blend of high-end design, hotel-grade hospitality, and exclusive partnerships creates a strategic moat competitors can't easily overcome.



Competitive Landscape: Cumulative Score
AUTOCAMP
FIELDSTATION
LOGE
GETAWAY
UNDER CANVAS
COLLECTIVE RETREATS
HUTTOPIA
0
3
6
9
12
15
Cumulative Score (Max 15)
Metric Categories
Year Round Ops
Fully Amenitized
Institutional Capital
Proprietary Units
Revenue Per Property



Boutique hotel meets nature escape.
Inspired Design.
Iconic Destinations.

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BUSINESS MODEL

Bringing An Established Hospitality Model to the Outdoors

Like Hilton and other leading hotel brands, we are structured to keep property ownership, brand, and management separate. Capital for land and development comes from major institutional partners, allowing AutoCamp Hospitality Group to stay asset-light. That means investors back the part of the business responsible for growing the brand, licensing locations, managing properties, and delivering the guest experience, where the margins are higher, and the growth scales faster.

OpCo
(subject of this investment)

Asset Light vehicle that develops, brands, and manages properties and owns

PropCo

Owns AutoCamp properties that

of IP

Executes global marketing of brands

Manages or arranges for management of properties

PropCo generates guest revenue and pays fees to OpCo.

Makes incremental investments in properties

PropCo growth enables growth of OpCo



400K+ Social Media Followers, 4.5-Star Average Rating

The numbers tell a clear story: our model captures attention and leaves a lasting impression on guests, prospective travelers, and investors.

63.2 Net Promoter Score	world-class customer sentiment and review scores
4.5 stars	on TripAdvisor
400K+ followers	across social channels

TEAM

Award-Winning Hoteliers and Hospitality Standouts



Neil Dipaola
<mark>Chief Executive Officer</mark>

READ MORE ⌄



Bryan Terzi
<mark>Chief Commercial Officer</mark>

READ MORE ⌄



David DiFalco
<mark>Chief Operating Officer</mark>

READ MORE ⌄



Cedric Duminil
<mark>Chief Revenue Officer</mark>

READ MORE ⌄

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2. How much can I invest? ⌄

3. How do I calculate my net worth? ⌄

4. What are the tax implications of an equity crowdfunding investment? ⌄

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6. What do I need to know about early-stage investing? Are these investments risky? ⌄

7. When will I get my investment back? ⌄

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♡ 1   • Share   Best Newest Oldest

 2 months ago

After reviewing the Form C and offering materials, here are several points that seem important for prospective investors to understand:

1. Class B Common Shares have no voting rights.

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AUTOCAMP

  

Sources
1. https://www.ihgplc.com/~/media/Files/I/Ihg-Plc/investors/annual-report/2024/ihg-ar-2024.pdf
2. https://talkerresearch.com/why-americans-are-craving-outdoor-time-more-than-ever/
3. https://www.npca.org/articles/693-new-poll-of-likely-voters-finds-unity-in-public-support-for-national-parks
4. https://news.airbnb.com/2026-travel-predictions-revealed/
5. https://www.miningjournal.net/life/friday-outdoors/2025/03/report-81-million-americans-camped-in-2024-amid-growing-demand-for-campsites/
6. https://outdoorrecreation.wi.gov/Documents/Research%20Library%20Page%20files/US%20-%20Demographics%20&%20Participation/2024-KOA-North-American-Camping-Report-top-level-overview.pdf
7. https://www.ihgplc.com/~/media/Files/I/Ihg-Plc/investors/annual-report/2024/ihg-ar-2024.pdf, https://www.marketresearch.com/Fortune-Business-Insights-Pvt-Ltd-v4286/Recreational-Vehicles-RV-Size-Share-37103116/, https://www.thebusinessresearchcompany.com/report/camping-and-caravanning-global-market-report, https://www.grandviewresearch.com/industry-analysis/short-term-vacation-rental-market-report#:~:text=The%20global%20shift%20toward%20more,behavior%20toward%20extended%20vacation%20rentals

---

Privacy Policy



EXHIBIT C

Subscription Agreement

Exhibit C

AutoCamp Hospitality Group, Inc.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

THE FORM C, THIS AGREEMENT AND ANY OTHER MATERIALS MADE AVAILABLE IN CONNECTION WITH THE OFFERING (COLLECTIVELY, THE "**OFFERING MATERIALS**") MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND ASSUMPTIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM, EXCEPT AS REQUIRED BY APPLICABLE LAW.

THE OFFERING MATERIALS HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THE OFFERING. NOTHING CONTAINED IN THE OFFERING MATERIALS IS INTENDED TO BE, OR SHOULD BE RELIED UPON AS, A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY. NOTHING IN THIS AGREEMENT LIMITS ANY LIABILITY THAT CANNOT BE LIMITED UNDER APPLICABLE FEDERAL OR STATE SECURITIES LAWS.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of
AUTOCAMP HOSPITALITY GROUP, INC.
2261 Market Street, STE 10270,
San Francisco, CA 94114, United States

Ladies and
Gentlemen:

The undersigned understands that AutoCamp Hospitality Group, Inc., a Delaware corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to a Form C/A, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C/A**"). The Company is offering to both accredited and non-accredited investors up to 549,395 shares of its Class B Common Stock, $0.00001 par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $9.10 per Share (the "**Purchase Price**"), exclusive of a three and a one-half percent (3.5%) investor processing fee subject to a maximum fee per investor of $500.00. The minimum amount raised in the Offering is $10,002.45 (the "**Target Offering Amount**") has been subscribed for and the maximum amount to be raised in the offering is $4,999,994.50 (the "**Maximum Offering Amount**"). The Company is offering the Shares to prospective investors through Dealmaker Securities LLC (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**") as a broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission fee equal to eight and one-half percent (8.5%) based on the dollar amount sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. Investors should carefully review the Form C, which is available on the Company's investor website page at https://invest.autocamp.com (the "**Deal Page**").

1.   Subscription.

(a)   Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and subject to Section 3. No person may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**"). Capitalized terms contained, but not defined, herein have the meanings given to them in the Amended and Restated Certificate of Incorporation of the Company (the "**Certificate**"), the Bylaws and the Non-Voting Stockholders Agreement. This subscription may be accepted or rejected, in whole or in part, at any time prior to the applicable Closing Date, in the Company's sole discretion. The Company may allocate to the undersigned fewer Shares than the undersigned subscribed for. The Company, and/or the Portal on the Company's behalf, will notify the undersigned whether the subscription is accepted, whether in whole or in part, or rejected. If the subscription is rejected, the undersigned's funds (or the rejected portion thereof) will be returned, without interest, in accordance with the escrow and payment procedures described in the Form C and the Portal's platform.

(b)   The undersigned acknowledges that, as a condition to the issuance of any Shares, the undersigned must execute and deliver a joinder to the Company's Non-Voting Stockholders Agreement, and that upon issuance the Shares will be subject to that agreement.

(c)   The undersigned acknowledges they have read the educational materials on the Deal Page, and has been informed of their right to cancel the investment up to 48-hours prior to the Offering Deadline or such earlier closing date as may be designated by the Company pursuant to the Form C. If the undersigned does not cancel an investment commitment before the 48-hour period prior to the applicable deadline, the funds will be released to the Company upon closing and the undersigned will receive the Shares in exchange for the undersigned's investment;

(d)   The undersigned acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of a Company that engages in promotional activities on behalf of the Company; and

(e)   The undersigned acknowledges that they have been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

2.   <u>Closing</u>.

(a)   <u>Closing</u>. Subject to Section 2(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") as defined under and in accordance with the Form C.

(b)   <u>Closing Conditions</u>. Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in <u>Section 6</u> hereof and of the undersigned contained in <u>Section 4</u> hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3.   <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.   <u>Investor Representations</u>. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned (i) either qualifies as an "accredited investor" as defined by Rule 501(a) of Regulation D under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The undersigned agrees and covenants that the undersigned will maintain accurate and up-to-date contact information (including email and mailing address) on the Portal and will promptly update such information in the event it changes or is no longer accurate. The undersigned maintains its domicile, and is not a transient or temporary resident, at the address provided to the Portal in connection with the undersigned's investment, and the undersigned will promptly update such address information in accordance with this Agreement and the Portal's procedures.

(c)   The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Shares and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the undersigned's investment in the Shares.

(d)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to

4

the terms and conditions of the Shares provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(e)   The undersigned is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(f)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(g)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(h)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(i)   The undersigned has up to 48 hours before the Offering Deadline, or such earlier closing date as may be designated by the Company pursuant to the Form C, to cancel the undersigned's subscription and receive a full refund. If the undersigned does not cancel an investment commitment before the 48-hour period prior to the applicable deadline, the funds will be released to the Company upon closing and the undersigned will receive the Shares in exchange for the undersigned's investment.

(j)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(k)   The undersigned acknowledges that the Purchase Price for the Shares has been determined by the Company based on the Company's internal assessment and other factors, and no representation or warranty is made as to the value of the Shares or the Company. The undersigned further acknowledges that the Company may in the future issue securities at a valuation or price that is higher or lower than the Purchase Price, which may have a dilutive effect and/or adversely affect the implied valuation of the Shares.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned acknowledges that the Shares are shares of Class B Common Stock, which are non-voting shares of the Company as set forth in the Amended and Restated Certificate of Incorporation.

(o)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(p)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of

Regulation Crowdfunding. To the extent any transfer of Shares is permitted under Rule 501 of Regulation Crowdfunding or otherwise permitted by applicable law and the Company's organizational documents, the undersigned agrees that: (i) prior to any such transfer, the undersigned shall notify the Company in writing of the proposed transfer and provide such information regarding the transferee and the transfer as the Company may reasonably request; (ii) the Company may require, as a condition to the transfer, that the transferee deliver to the Company a written agreement, in form reasonably acceptable to the Company, to be bound by the transfer restrictions and investor representations in this Agreement (as applicable) and to provide such information as the Company may reasonably request for compliance purposes; and (iii) if requested by the Company, the undersigned shall provide an opinion of counsel reasonably satisfactory to the Company that such transfer does not require registration under the Securities Act. The Company may instruct its transfer agent not to register any transfer that does not comply with the foregoing. The undersigned further agrees not to transfer any Shares to any person or entity that the Company determines in good faith to be a competitor of the Company; the undersigned acknowledges that this restriction is a contractual obligation in addition to, and not in limitation of, the transfer restrictions imposed under Rule 501 of Regulation Crowdfunding. The undersigned agrees that, in order to enforce the transfer restrictions and other covenants in this Agreement, the Company may impose stop-transfer instructions with respect to the Shares. The undersigned further agrees that a legend, or similar notation in the records of the transfer agent and/or on any book-entry statement, may be placed on the Shares to reflect such restrictions and covenants.

(q)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(r)   The undersigned has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the undersigned, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(s)   The undersigned has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The undersigned understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of

Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(t)   The undersigned understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

(u)   The undersigned is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The undersigned hereby represents and agrees that if the undersigned's country of residence or other circumstances change such that the above representations are no longer accurate, the undersigned will immediately notify Company. The undersigned further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(v)   If the undersigned is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the undersigned of the Subscription Agreement is within the power of the undersigned and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the undersigned, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the undersigned; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the undersigned; result in the acceleration of any material indenture or contract to which the undersigned is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

5.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences

involving this investment.

6. <u>Company Representations</u>. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

    (a) <u>Corporate Power</u>. The Company has been duly incorporated as a corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

    (b) <u>Enforceability</u>. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

    (c) The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended and Restated Certificate of Incorporation and Bylaws of the Company, each as further amended from time to time, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

    (d) <u>Authorization</u>. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

    (e) <u>Operation</u>. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the

9

Company, its business or operations.

(f)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(g)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent applicable and as required, the Company has filed with the SEC and provided to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(h)   Transfer Agent. The Company has engaged a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Subscription Agreement.

7.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended and Restated Certificate of Incorporation and Bylaws, each as amended from time to time, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   Indemnification. The undersigned acknowledges that the Company and its founders, officers, directors, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Shares for sale to the undersigned without having first registered the issuance of the Shares under the Securities Act or the securities laws of any state. The undersigned also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the undersigned agrees to indemnify and hold harmless the Company its founders, officers, directors, employees, agents (including legal counsel), and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such

representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

9. Market Stand-Off and Power of Attorney. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, the undersigned shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Shares without the prior written consent of the Company or its managing underwriter. Such restriction (the "*Market Stand- Off*") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, each undersigned, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 9 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

10. Recapitalization. If any stock split, stock dividend, reclassification, recapitalization or other transaction affecting the Shares is effected, then any new, substituted or additional securities or other property distributed with respect to the Shares shall be immediately subject to this Agreement, to the same extent as the Shares immediately prior thereto.

11. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable. The Company and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Shares given by the undersigned in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action taken upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the undersigned.

12. Notices. All notices or other communications given or made hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered by hand; (b) when received by the addressee if sent by a nationally recognized overnight courier; (c) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by registered or certified mail, return receipt requested, postage prepaid. Notices to the undersigned shall be sent to the undersigned's address, including email address, maintained on the Portal. Notices to the Company

shall be sent to the address set forth at the beginning of this Agreement, or such other address as the Company may designate in writing.

13. <u>Mediation</u>. Any dispute, controversy or claim arising out of or relating to this Agreement or the transactions contemplated hereby shall, before the commencement of judicial proceedings, be submitted to non-binding mediation administered by the American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures. The mediation shall be conducted by videoconference or, if the parties agree, in the location of the Company's principal place of business. If the dispute cannot be resolved through mediation, the parties may pursue their rights and remedies in accordance with the Submission to Jurisdiction and Waiver of Jury Trial provisions of this Agreement.

14. <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

15. <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties. The terms and provisions of this Agreement are intended solely for the benefit of the parties hereto and their respective successors and permitted assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person; provided that the Company's agents, including the Portal and the transfer agent, may rely on the representations and covenants of the undersigned where expressly stated in this Agreement.

17. <u>Waiver, Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

18. <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19. <u>Invalidity of Specific Provisions</u>. If any provision of this Agreement is held to be

illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20. <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22. <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23. <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24. <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25. <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect. The undersigned agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

[End of Page]

AutoCamp Hospitality Group, Inc

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Stock of AutoCamp Hospitality Group, Inc by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

AutoCamp Hospitality Group, Inc

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

> ☐A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
> a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
> a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;
> ☐A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
> ☐The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

      (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                   By:

                                                       (Signature)

                                                   Name of Signing Officer (if Entity):

                                                   Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in AutoCamp Hospitality Group, Inc's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in AutoCamp Hospitality Group, Inc's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

FORM OF JOINDER

This Joinder (this "Joinder") is executed and delivered as of   by (the "Joining Party") in favor of **AutoCamp Hospitality Group, Inc.,** a Delaware corporation (the "Company").

1. The Joining Party acknowledges that the Joining Party has acquired and or will acquire Shares of the Company's Class B Common Stock that are subject to that certain Non-Voting Stockholders Agreement, effective as of April 10, 2026 (as amended from time to time, the "Agreement").

2. The Joining Party agrees that, upon execution of this Joinder, the Joining Party becomes a "Stockholder" under the Agreement and is bound by, and entitled to the benefits of, the Agreement as if the Joining Party had executed the Agreement as an original party.

3. The Joining Party agrees that the Agreement is binding upon the Joining Party and the Joining Party's heirs, legal representatives, successors and permitted assigns.

Joining Party:

By:
Name:
Title (if applicable):
Address:
Email: (Offline Investor)

Accepted:

AUTOCAMP HOSPITALITY GROUP, INC.

By:
Name: Neil Dipaola
Title: Chief Executive Officer

NON-VOTING STOCKHOLDERS AGREEMENT

This Non-Voting Stockholders Agreement (this "Agreement") is made and entered into, effective as of April 10, 2026 (the "Effective Date"), by and among AutoCamp Hospitality Group, Inc., a Delaware corporation (the "Company"), and each Person who: (i) holds shares of the Company's Class B Common Stock (the "Shares") and (ii) executes and delivers a Joinder to this Agreement in the form attached as Exhibit A (each, a "Stockholder," and collectively, the "Stockholders").

RECITALS

A. The Company desires to establish certain transfer restrictions, exit mechanics, dispute resolution provisions, and joinder requirements that bind the holders of the Shares.

B. This Agreement is intended to be accepted by Stockholders as a condition to the issuance of Shares and as a condition to any Transfer of Shares.

AGREEMENT

In consideration of the premises and the mutual covenants and agreements contained herein, the parties agree as follows:

1. <u>DEFINITIONS</u>

1.1 "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such Person. "Control" means the possession directly or indirectly of the voting power to direct or cause the direction of the management and policies of a Person or entity, whether through ownership of voting securities, by contract, or otherwise.

1.2 "Approved Sale Transaction" means any transaction in which the Majority Voting Holder(s) propose to directly or indirectly, in one transaction or a series of related transactions, transfer or dispose of equity securities of the Company having more than fifty percent (50%) of the total voting power of the Company (or such other threshold as is set forth in the LLC baseline being carried over to this Agreement), in each case with the approval of the Board.

1.3 "Board" means the Board of Directors of the Company.

1.4 "Effective Date" has the meaning set forth in the preamble.

1.5 "Exempt Transfer" means any Transfer permitted pursuant to Section 2.2.

1.6 "Liquidity Activation Date" means the first date designated by the Company by written notice to Stockholders (a "Liquidity Activation Notice") on which the Company has established and made available a Market Transfer Facility for the Shares and has elected to permit Permitted Market Transfers pursuant to Section 2.5. A Liquidity Activation Notice may specify conditions for use of the Market Transfer Facility, including operational rules, onboarding requirements, and compliance steps that are reasonably designed to ensure compliance with applicable securities laws and transfer agent requirements.

1.7 "Market Transfer Facility" means a transfer facility designated by the Company by written notice to Stockholders for processing transfers of Shares after the Liquidity Activation Date, which may include a transfer agent platform, qualified secondary trading venue, broker or alternative trading system, or other facility selected by the Company for administration of transfers of the Shares.

1.8 "Majority Voting Holder(s)" means the Person or Persons who, directly or indirectly, hold of record or beneficially own equity securities of the Company having a majority of the total voting power of the Company entitled to vote generally in the election of directors (or the closest corporate equivalent if the Company has more than one voting class).

1.9 "Non-Market Transfer" means any Transfer of Shares that is not a Permitted Market Transfer.

1.10 "Permitted Transferee" means, as applied to each Stockholder: (a) any spouse, lineal descendant, adopted children, lineal ancestor, or brother or sister of such Stockholder; (b) a custodian, trustee or personal representative for the benefit solely of such Stockholder and or such Stockholder's spouse or lineal descendants; (c) any Person: (i) the entire beneficial ownership interest in which is held by such Stockholder and or such Stockholder's spouse or lineal descendants, or (ii) the business and operations of which are under the management and control of such Stockholder; (d) an Affiliate of such Stockholder; (e) the trustor or settlor of a trust that is a Stockholder; or (f) any other Stockholder. For purposes of this definition, the beneficiaries of a family trust shall be deemed Stockholders with respect to Shares held by such trust. "Family trust" means a trust established for the benefit solely of the settlor, the settlor's spouse, and the members of the family of the settlor and the settlor's spouse.

1.11 "Person" means an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, association, or any other entity or status recognized as a separate legal person under applicable law.

1.12 "Permitted Market Transfer" means a Transfer of Shares that (a) occurs on or after the Liquidity Activation Date, (b) is processed through the Market Transfer Facility in accordance with the operational requirements specified by the Company in the Liquidity Activation Notice, and (c) is not a transfer to a Prohibited Holder (if any) specified in the Liquidity Activation Notice for regulatory or compliance reasons.

1.13 "Pro Rata Share" means a number of Shares equal to: (a) the quotient determined by dividing (i) the number of Shares held by the applicable Stockholder by (ii) the aggregate number of Shares then issued and outstanding, multiplied by (b) the aggregate number of Shares proposed to be sold in the applicable transaction, in each case as specified in the applicable notice delivered under Section 3.

1.14 "Proposing Holders" means the Majority Voting Holder(s).

1.15 "Restricted Transaction" means any Transfer of Shares that is a Non-Market Transfer and is not an Exempt Transfer, including any Transfer of an interest in any Person that is an entity.

1.16 "Shares" means shares of the Company's Class B Common Stock that are subject to this Agreement.

1.17 "Tag Along Transfer" has the meaning set forth in Section 3.1.

1.18 "Transfer" means any sale, assignment, transfer, pledge, hypothecation, encumbrance or other disposition, whether inter vivos or testamentary, voluntary, or involuntary, or by operation of law or otherwise, of all or any portion of the Shares.

1.19 "Transfer Notice" has the meaning set forth in Section 2.3(a).

1.20 "Transferring Stockholder" means any Stockholder proposing to make a Transfer that is a Restricted Transaction.

2. TRANSFERS AND RIGHT OF FIRST REFUSAL

2.1 Transfers by Stockholders
Except as otherwise provided in this Section 2, no Stockholder may (and each Stockholder covenants and agrees not to) Transfer all or any part of such Stockholder's Shares in a Non-Market Transfer without the prior written consent of the Board following compliance with Sections 2.3 and 2.4 (to the extent applicable to such Transfer).

(a) Consent. Any such consent may be withheld, conditioned or delayed as the Board determines to be appropriate.

(b) Entity Stockholders. If any Shares are held by an entity, then any sale or assignment of the ownership interests in such entity (other than a Transfer that would qualify as an Exempt Transfer under Section 2.2) shall be deemed to be a Transfer of the underlying Shares held by such entity and shall be subject to the provisions of this Agreement.

2.2 Permitted Transfers
The following Transfers are Exempt Transfers that are permitted without the consent of the Board and without compliance with Section 2.3:

(a) Permitted Transferees. Any Transfer to a Permitted Transferee.

(b) Distributions by Entity Stockholders. Any Transfer of Shares that represents merely a distribution and is not tantamount to a sale, if (i) by a Stockholder that is a limited partnership, to one or more of its partners, (ii) by a Stockholder that is a limited liability company, to one or more of its members, (iii) by a Stockholder that is a corporation, to one or more of its shareholders, or (iv) by a Stockholder that is a trust, to one or more of its beneficiaries.

(c) Tag Along Transfers. Any Transfer that is subject to the tag along rights created in Section 3 and subject to the transferring parties' compliance with Section 3.

2.3 Right of First Refusal
Except for Exempt Transfers and Permitted Market Transfers, no Transferring Stockholder shall effect a Transfer that is a Restricted Transaction without first complying with the first refusal provisions of this Section 2.3.

(a) Notice. Prior to a Transferring Stockholder effecting a Transfer that is a Restricted Transaction, the Transferring Stockholder shall deliver to the Company a written notice (the

"Transfer Notice") of such proposed Transfer, setting forth the name of the proposed transferee, the portion of the Shares proposed to be transferred (the "Offered Shares"), and all terms and conditions of the proposed Transfer. The delivery of such Transfer Notice shall be deemed an offer to sell the Offered Shares to the other Stockholders and to the Company on the terms and conditions set forth in such Transfer Notice. Promptly after receipt thereof, the Company shall provide a copy of such Transfer Notice to each Stockholder.

For avoidance of doubt: (i) the Board may elect to assign the Company's first refusal rights under this Section 2.3 to such Person and on such terms and conditions as the Board determines to be appropriate, and (ii) in making such decision, the Board shall have no duty to any Stockholder to assign such first refusal right to all Stockholders proportionately or to allow the Stockholders to exercise first refusal rights under Section 2.3(c) with respect to any portion of the Offered Shares that is not actually purchased by the Company pursuant to Section 2.3(b).

(b) Purchase by Company. If the Company desires to purchase all or any portion of the Offered Shares, then during the 15 day period following delivery of the Transfer Notice (the "Initial Offering Period"), the Company shall deliver to the Transferring Stockholder and to all other Stockholders a written instrument specifying the portion of the Offered Shares that the Company elects to purchase. If such election notice is delivered within such 15 day period, then subject to the Company and the Stockholders electing to purchase the entire Offered Shares under Section 2.3(e), the Company thereafter shall be entitled and obligated to close the purchase of that portion of the Offered Shares specified in that election notice.

(c) Purchase by Stockholders. If the Company elects to purchase less than all of the Offered Shares, then within three (3) days following the expiration of the Initial Offering Period, the Company shall deliver to the other Stockholders a written notice specifying the portion of the Offered Shares that the Company has elected to purchase and the unsubscribed portion thereof. During the period of ten (10) days following receipt of that notice, each other Stockholder may elect to purchase all or any portion of such unsubscribed Offered Shares by delivering to the Company and the Transferring Stockholder a written instrument specifying the portion of such Offered Shares that such Stockholder elects to purchase. The Offered Shares shall be successively allocated to Stockholders electing to subscribe for their full pro rata share of the Offered Shares until either the entire Offered Shares have been fully subscribed or there are no Stockholders electing to subscribe to any portion of the Offered Shares. If the other Stockholders in the aggregate timely elect to purchase more than the unsubscribed portion of the Offered Shares, then the entire unsubscribed Offered Shares shall be apportioned among the subscribing Stockholders in proportion to the number of Shares owned by each such Stockholder. If the other Stockholders fail to elect within such period to purchase the entire Offered Shares that the Company did not elect to purchase, then the Transferring Stockholder thereafter may sell the entire Offered Shares pursuant to Section 2.3(e).

(d) Closing. If the entire Offered Shares proposed to be transferred are subscribed for as provided in Sections 2.3(b) and 2.3(c), then the closing of the purchase and sale of those Offered Shares shall be held at the offices of the Company (or such other place as the Company designates) on the date specified in the Transfer Notice, but in no event sooner than fifteen (15) days after the first date as of which it is finally determined which parties are entitled to purchase the entire Offered Shares. At the closing, (i) the Transferring Stockholder shall execute and deliver an assignment or other transfer instrument in commercially reasonable form (including a warranty as to title) sufficient to vest in the purchasers title to the Offered Shares, free and clear of all liens and claims whatsoever, (ii) the purchasers shall deliver the purchase consideration in such amount and in such form as is specified in the Transfer Notice, and (iii) the Company and each party to the transaction shall execute and deliver such documents and instruments (if any) as may be required to be filed with cognizant governmental officials in connection with such transaction.

(e) Failure to Purchase. If the Company and the Stockholders fail to elect and purchase pursuant to this Section 2.3 the entire Offered Shares, then the Transferring Stockholder thereafter may Transfer such Offered Shares to the Person named in the Transfer Notice at the price and on the terms and conditions set forth therein. However, if such Transferring Stockholder fails to close the Transfer of the Offered Shares to such transferee within ninety (90) days after expiration of the election periods specified in Sections 2.3(b) and 2.3(c), then such right shall terminate and such Transferring Stockholder thereafter shall not sell or Transfer such Shares to any Person without first again complying with the provisions of this Section 2.3.

2.4 Requirements for Non-Market Transfers of Shares
No Transfer of all or any part of the Shares of any Stockholder in a Non-Market Transfer shall be allowed unless all of the following conditions have been met:

(a) Transfer Instrument. Such Transfer is effected by an instrument in form and content satisfactory to the Company.

(b) Opinion of Counsel. The Company shall have received the opinion of its counsel that such Transfer will not violate any of the restrictions on transfer imposed by applicable federal or state securities laws.

(c) Legend Condition. All instruments reflecting such Transfer shall display in a prominent position any legend required under applicable federal securities laws and then current regulations of each state whose laws are applicable thereto.

2.5 Permitted Market Transfers After Liquidity Activation
Notwithstanding anything to the contrary in this Agreement, after the Liquidity Activation Date:

(a) Board Consent Not Required for Permitted Market Transfers. A Permitted Market Transfer shall not require the Board's consent under Section 2.1.

(b) Right of First Refusal Not Applicable to Permitted Market Transfers. A Permitted Market Transfer shall not be subject to the right of first refusal under Section 2.3.

(c) Transfer Conditions Streamlined for Permitted Market Transfers. The requirements of Section 2.4 shall be deemed satisfied for a Permitted Market Transfer to the extent the Market Transfer Facility has accepted the transfer for processing in accordance with the Liquidity Activation Notice. The Company may still require reasonable legends, transfer instructions, and administrative confirmations consistent with the Market Transfer Facility's requirements.

(d) Non-Market Transfers Continue to Be Restricted. For clarity, any Non-Market Transfer remains subject to Sections 2.1 through 2.4.

3. <u>TAG ALONG RIGHTS</u>

3.1 Tag Along Trigger
If the Majority Voting Holder(s) propose to Transfer to any Person other than an Affiliate of such Majority Voting Holder(s), in any single transaction or series of related transactions, equity securities of the Company having more than fifty percent (50%) of the total voting power of the Company (any such transaction, a "Tag Along Transfer"), then such Tag Along Transfer shall be conditioned upon the satisfaction of the following conditions precedent as they relate to the Shares.

3.2 Notice
The Proposing Holders shall deliver to the Board and to each Stockholder a written notice (the "Notice of Proposed Transfer") identifying: (a) the proposed transferee, (b) the total number of Shares proposed to be transferred by Stockholders under this Agreement, if any (the "Offered Securities"), (c) all material terms, including the purchase price and the means of payment applicable to Shares, and (d) such other information as the Board reasonably requests. The Notice of Proposed Transfer shall state that each Stockholder shall have the right to participate in such Tag Along Transfer pursuant to Section 3.3 at the price and on the terms and provisions specified in the Notice of Proposed Transfer. The giving of a Notice of Proposed Transfer shall not obligate the Proposing Holders to consummate any transaction referred to therein.

3.3 Tag Along Election
Each Stockholder may, within ten (10) days following receipt of the Notice of Proposed Transfer, elect to participate by giving to the Company and the Proposing Holders a written notice (a "Tag Along Notice") indicating the number of Shares that such Stockholder desires to sell in such Tag Along Transfer.

(a) Election Irrevocable. If any Stockholder elects to participate, then such election is irrevocable and the Proposing Holders must, as a condition to consummating the Tag Along Transfer, arrange for the transfer of Shares of each participating Stockholder, at the same price and on the same terms and conditions stated in the Notice of Proposed Transfer, in an amount equal to the lesser of (i) the number of Shares indicated in its Tag Along Notice or (ii) its Pro Rata Share.

(b) Summary Notice. At the end of the ten (10) day period, the Proposing Holders shall provide written notice to each Stockholder and the Company, setting forth the aggregate number of Shares to be sold by the participating Stockholders (the "Aggregate Offered Securities").

3.4 Transfer to Proposed Transferee
The Proposing Holders shall have the right, until the expiration of ninety (90) consecutive days commencing on the first day immediately following the expiration of the ten (10) day period in Section 3.3(b), to cause the Aggregate Offered Securities to be Transferred to the proposed transferee at the same price and on the same terms specified in the Notice of Proposed Transfer. If the Aggregate Offered Securities are not transferred within such period and on such stated price and terms, the right to transfer in accordance with the Notice of Proposed Transfer

shall expire and the provisions of this Agreement shall continue to be applicable to the Aggregate Offered Securities.

3.5 Form of Consideration
The purchase price of the Aggregate Offered Securities shall be paid in the form specified in the Notice of Proposed Transfer.

3.6 Several Liability
Each Stockholder exercising its right to sell Shares pursuant to this Section 3 shall (a) make the same representations, warranties, covenants, indemnities and agreements as required of the Proposing Holders or other selling parties in connection with the Tag Along Transfer and (b) agree to the same terms and conditions to the Transfer as apply to other selling holders. Notwithstanding the foregoing, all such representations, warranties, covenants, indemnities and agreements shall be made by such Stockholder severally, and not jointly, and any liability for breach of any such representations and warranties related to the Company (but not representations relating to ownership of Shares or absence of liens on Shares) shall be allocated among the selling Stockholders pro rata based on the relative percentage of the Shares being transferred that are held by each of them. In no event shall the liability of a selling Stockholder exceed the dollar amount of the net proceeds received by such Stockholder upon the Transfer.

4. DRAG ALONG RIGHTS

4.1 Drag Along Right

If the Proposing Holders propose to engage in an Approved Sale Transaction, and if the Board has approved such Approved Sale Transaction as being in the best interests of the Company and its stockholders, then the Proposing Holders shall have the right, in their sole discretion, upon not less than ten (10) days prior written notice delivered to the Company and each Stockholder (the "Purchase Notice"), which notice shall include the cash price per Share and all other terms and conditions and identify the proposed purchaser or purchasers (the "Drag Along Purchaser"), to require each Stockholder to sell to the Drag Along Purchaser a number of Shares held by such Stockholder equal to:

(a) the product, rounded down to the nearest whole number, of (i) a fraction, the numerator of which is the number of voting equity securities proposed to be transferred by the Proposing Holders and the denominator of which is the total number of voting equity securities then owned by the Proposing Holders, multiplied by (ii) the number of Shares then owned by the Purchase Notice recipient, or

(b) any lesser number of Shares as the Proposing Holders shall direct in the Purchase Notice,

provided that each Stockholder is required to sell the same proportion of Shares that are owned by such Stockholder. The giving of a Purchase Notice shall not obligate the Proposing Holders to consummate any transaction referred to therein.

4.2 Cooperation

Each Stockholder agrees to cooperate with the Company and to take all actions reasonably requested by the Company, and to execute all agreements and instruments, including Share assignments, in connection with an Approved Sale Transaction. Without limitation of the foregoing, each Stockholder:

(a) waives any appraisal rights such Stockholder may have in connection with any Approved Sale Transaction; and

(b) to the extent the Stockholder has any right to vote or consent with respect to the Shares in connection with an Approved Sale Transaction, irrevocably appoints the Company, or any Person designated by the Company, as its agent and proxy to vote or consent such Shares as the Company may deem necessary or appropriate in connection with an Approved Sale Transaction.

4.3 Transaction Costs and Seller Protections

In any Approved Sale Transaction subject to this Section 4:

(a) Pro Rata Costs. Each Stockholder will bear its pro rata share (based upon the ratio of (i) the aggregate consideration being received by such Stockholder selling Shares bears to (ii) the aggregate consideration being received by all selling Stockholders) of (A) transaction costs and expenses associated with the Approved Sale Transaction to the extent such costs are incurred for the benefit of all selling Stockholders and are not otherwise paid by the Company or the acquiring party, and (B) any indemnities required of all selling Stockholders in connection with such Approved Sale Transaction (other than indemnities on account of such Stockholder's own Shares or such Stockholder's authority to effect the transaction, for which such Stockholder shall be solely responsible). Costs and expenses incurred by a Stockholder on such Stockholder's own behalf will not be considered costs of the transaction.

(b) Reps and Warranties. No Stockholder will be required to make any representation or warranty in connection with the Approved Sale Transaction other than (i) as to such Stockholder's ownership interest in the Company and authority to sell, free of liens, claims and encumbrances, the Shares proposed to be sold, and (ii) as to the Company's operations, the same representations given by the other selling Stockholders.

(c) No Joint and Several Indemnity. No Stockholder shall have joint and several liability for any indemnities in connection with the Approved Sale Transaction, except to the extent of any indemnity escrow amount withheld from the acquisition consideration, and provided that all other selling Stockholders have that same liability.

(d) Liability Cap. No Stockholder shall have any liability to the buyer or other parties to the Approved Sale Transaction in excess of such Stockholder's share of the purchase price or other consideration received by such Stockholder in the Approved Sale Transaction.

(e) Equal Consideration. The consideration payable with respect to each Share as a result of such Approved Sale Transaction shall be the same (except for cash payments in lieu of fractional shares) with respect to each other Share.

5. DISPUTE RESOLUTION; ARBITRATION; FEES

5.1 Arbitration
Except for any action in which the injunctive or other equitable powers of a court of competent jurisdiction are sought to be exercised, all disputes, claims and controversies arising out of or relating to the interpretation or enforcement of this Agreement, including the determination of the scope or applicability of this agreement to arbitrate, shall be determined by arbitration in Santa Barbara, California, before a single arbitrator who shall be a retired judge or justice. The arbitration shall be administered by JAMS pursuant to its Streamlined Arbitration Rules and Procedures. Judgment on the arbitrator's award may be entered in any court of competent jurisdiction. This Section 5.1 shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction. The arbitrator may, in the award, allocate all or part of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party.

5.2 Attorneys' Fees
If any action or proceeding is commenced to construe this Agreement or to enforce the rights and obligations of the parties hereunder, then the party prevailing in that action or proceeding shall be entitled to recover its costs and attorneys' fees in that action or proceeding and all costs and attorneys' fees of any appeal thereof and of any action to enforce any judgment entered therein.

6. JOINDER; BINDING EFFECT; ISSUANCE AND TRANSFER CONDITIONS

6.1 Joinder Required on Issuance

Notwithstanding anything to the contrary in this Agreement, upon the issuance of any Shares, the purchaser or recipient of such Shares shall, as a condition to the receipt thereof and the exercise of any rights with respect thereto, execute a Joinder in substantially the form attached as Exhibit A or such other form as the Company may prescribe from time to time, agreeing to be bound by the terms and conditions of this Agreement.

6.2 Joinder Required on Transfer

No Transfer of Shares shall be effective unless and until the transferee has agreed in writing to be bound by all of the provisions of this Agreement by executing and delivering a Joinder as required by Exhibit A, except that the Company may, in the Liquidity Activation Notice, provide that acceptance of the Market Transfer Facility terms constitutes execution of a joinder for Permitted Market Transfers.

6.3 Stop Transfer

The Company may refuse to register any Transfer of Shares on its books unless the requirements of this Agreement have been satisfied. The Company may also issue stop transfer instructions to any transfer agent or other custodian administering the Shares, provided that the Company shall update such instructions as necessary to permit Permitted Market Transfers after the Liquidity Activation Date.

7. MISCELLANEOUS

7.1 Notices

All notices and other communications required or permitted under this Agreement shall be in writing and delivered by personal delivery, nationally recognized overnight courier, or email to the addresses set forth in the Company's records (including via a subscription platform profile) or as otherwise designated by notice.

7.2 Counterparts; Electronic Signatures

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one instrument. Signatures delivered electronically shall be effective.

7.3 Governing Law

All questions with respect to the construction of this Agreement and the rights and liabilities of the parties with respect thereto shall be governed by the laws of the State of Delaware applicable to contracts made and to be fully performed in the State of Delaware.

7.4 Severability

Each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. If any term or provision is held invalid or unenforceable, the remainder shall not be affected.

7.5 Amendment

This Agreement may be amended only by a written instrument executed by the Company and Stockholders holding at least [AMENDMENT_THRESHOLD_PERCENT]% of the issued and outstanding Shares, provided that no amendment shall impose personal liability for the debts and obligations of the Company on any Stockholder without such Stockholder's written consent.

7.6 Entire Agreement

This Agreement (including the Exhibits) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, whether oral or written, regarding such subject matter.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

AUTOCAMP HOSPITALITY GROUP, INC.

By: _____
Name: Neil Dipaola
Title: Chief Executive Officer

STOCKHOLDERS:
Each Stockholder becomes a party only by executing a Joinder in the form of Exhibit A.

EXHIBIT A
FORM OF JOINDER

This Joinder (this "Joinder") is executed and delivered as of [JOINDER_DATE] by [STOCKHOLDER_NAME] (the "Joining Party") in favor of AutoCamp Hospitality Group, Inc., a Delaware corporation (the "Company").

1. The Joining Party acknowledges that the Joining Party has acquired and or will acquire Shares of the Company's Class B Common Stock that are subject to that certain Non-Voting Stockholders Agreement, effective as of April 10, 2026 (as amended from time to time, the "Agreement").

2. The Joining Party agrees that, upon execution of this Joinder, the Joining Party becomes a "Stockholder" under the Agreement and is bound by, and entitled to the benefits of, the Agreement as if the Joining Party had executed the Agreement as an original party.

3. The Joining Party agrees that the Agreement is binding upon the Joining Party and the Joining Party's heirs, legal representatives, successors and permitted assigns.

Joining Party:

[STOCKHOLDER_NAME]

By: _____
Name: [SIGNATORY_NAME]
Title (if applicable): [SIGNATORY_TITLE]
Address: [STOCKHOLDER_ADDRESS]
Email: [STOCKHOLDER_EMAIL]

Accepted:

AUTOCAMP HOSPITALITY GROUP, INC.

By: _____
Name: Neil Dipaola
Title: Chief Executive Officer

EXHIBIT B
FORM OF TRANSFER NOTICE (RIGHT OF FIRST REFUSAL)

[DATE]

To: AutoCamp Hospitality Group, Inc.
Attn: [NOTICE_CONTACT]
Email: [NOTICE_EMAIL]

Re: Transfer Notice under Non-Voting Stockholders Agreement

Pursuant to Section 2.3(a) of the Agreement, the undersigned hereby gives notice of a proposed Non-Market Transfer of Shares.

1. Transferring Stockholder: [TRANSFERRING_STOCKHOLDER_NAME]

2. Proposed Transferee: [PROPOSED_TRANSFEREE_NAME]

3. Offered Shares: [NUMBER_OF_SHARES]

4. Purchase Price per Share: [PRICE_PER_SHARE]

5. Total Purchase Price: [TOTAL_PRICE]

6. Form of Consideration: [FORM_OF_CONSIDERATION]

7. Proposed Closing Date: [PROPOSED_CLOSING_DATE]

8. Other Material Terms and Conditions: [OTHER_TERMS]

The undersigned acknowledges that this Transfer is subject to the Company's and the other Stockholders' rights of first refusal and the other requirements of the Agreement.

[TRANSFERRING_STOCKHOLDER_NAME]

By: _____
Name: [SIGNATORY_NAME]
Title (if applicable): [SIGNATORY_TITLE]

EXHIBIT C
FORM OF TAG ALONG NOTICE

[DATE]

To: AutoCamp Hospitality Group, Inc.
Attn: [NOTICE_CONTACT]
Email: [NOTICE_EMAIL]

Re: Tag Along Notice under Non-Voting Stockholders Agreement

The undersigned hereby elects to participate in the Tag Along Transfer described in the Notice of Proposed Transfer dated [NOTICE_OF_PROPOSED_TRANSFER_DATE].

1. Stockholder: [TAG_ALONG_STOCKHOLDER_NAME]

2. Number of Shares the Stockholder desires to sell: [NUMBER_OF_SHARES]

3. Contact for closing logistics: [CLOSING_CONTACT]

This election is irrevocable pursuant to the Agreement.

[TAG_ALONG_STOCKHOLDER_NAME]

By: _____
Name: [SIGNATORY_NAME]
Title (if applicable): [SIGNATORY_TITLE]

EXHIBIT D
FORM OF DRAG ALONG PURCHASE NOTICE

[DATE]

To: Each Stockholder of Class B Common Stock
Re: Purchase Notice under Non-Voting Stockholders Agreement

Pursuant to Section 4.1 of the Agreement, the Proposing Holders hereby deliver this Purchase Notice regarding an Approved Sale Transaction.

1. Drag Along Purchaser: [DRAG_ALONG_PURCHASER_NAME]

2. Transaction Summary: [TRANSACTION_SUMMARY]

3. Cash Price per Share: [PRICE_PER_SHARE]

4. Other Material Terms and Conditions: [OTHER_TERMS]

5. Closing Date: [CLOSING_DATE]

6. Shares required to be sold by recipient Stockholder: [REQUIRED_SHARES]

7. Closing Deliverables: [DELIVERABLES]

Each recipient Stockholder is required to take the actions and deliver the documents reasonably requested by the Company in connection with the Approved Sale Transaction.

Proposing Holders:

[PROPOSING_HOLDER_NAME_1]
By: _____
Name: [SIGNATORY_NAME]

[PROPOSING_HOLDER_NAME_2]
By: _____
Name: [SIGNATORY_NAME]

Acknowledged by the Company:

AUTOCAMP HOSPITALITY GROUP, INC.
By: _____
Name: Neil Dipaola
Title: [OFFICER_TITLE]

EXHIBIT E
LEGEND AND STOP TRANSFER INSTRUCTIONS

A. Suggested Legend

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SHARES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION FROM REGISTRATION, AND IN EACH CASE IN COMPLIANCE WITH THE NON-VOTING STOCKHOLDERS AGREEMENT DATED [EFFECTIVE_DATE], AS AMENDED FROM TIME TO TIME; PROVIDED THAT, AFTER THE LIQUIDITY ACTIVATION DATE, PERMITTED MARKET TRANSFERS PROCESSED THROUGH THE MARKET TRANSFER FACILITY MAY BE MADE IN ACCORDANCE WITH THE COMPANY'S LIQUIDITY ACTIVATION NOTICE AND APPLICABLE LAW.

B. Stop Transfer Instructions

The Company may instruct its transfer agent and any book entry or cap table administrator not to process or record any transfer of the Shares unless the Company has confirmed: (i) the Board's written consent if required, (ii) satisfaction of the right of first refusal process if applicable, (iii) receipt of any required opinion of counsel, and (iv) execution and delivery of a Joinder by the transferee; provided that the Company shall modify or withdraw such instructions as necessary to permit Permitted Market Transfers after the Liquidity Activation Date.

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **AutoCamp Hospitality Group, Inc** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:

                                             (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

EXHIBIT D

Certificate of Incorporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:42 AM 01/30/2026
FILED 09:42 AM 01/30/2026
SR 20260363902 - File Number 10492246

CERTIFICATE OF INCORPORATION

OF

AUTOCAMP HOSPITALITY GROUP, INC.

ARTICLE I

NAME

The name of this corporation is Autocamp Hospitality Group, Inc. (the "Corporation").

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

1

ARTICLE IV

CAPITALIZATION

Section 4.1 <u>Authorized Shares</u>.

The total number of shares of capital stock that the Corporation is authorized to issue is 100,000,000 shares, consisting of: (a) 20,000,000 shares of Class A Common Stock, par value $0.00001 per share ("Class A Common Stock"); (b) 80,000,000 shares of Class B Common Stock, par value $0.00001 per share ("Class B Common Stock" and, collectively with Class A Common Stock and Class B Common Stock, the "Common Stock").

Section 4.2 <u>Common Stock</u>.

    (a) <u>Class A Common Stock</u>.

<u>Voting Rights</u>. Each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held of record on all matters submitted to a vote of the stockholders.

<u>Dividends</u>. Holders of Class A Common Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors.

<u>Liquidation</u>. Holders of Class A Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution upon liquidation, dissolution or winding up of the Corporation, ratably in proportion to the number of shares held.

    (b) <u>Class B Common Stock</u>.

<u>Voting Rights</u>. Except as required by the DGCL, the holders of shares of Class B Common Stock shall have no voting rights and shall not be entitled to vote on any matter submitted to stockholders of the Corporation.

<u>Dividends</u>. Holders of Class B Common Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors.

<u>Liquidation</u>. Holders of Class B Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution upon liquidation, dissolution or winding up of the Corporation, ratably in proportion to the number of shares held.

<u>Conversion Upon Listing</u>. Upon the closing of the Corporation's first firm-commitment underwritten public offering of its common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, and the listing of such common stock on a national securities exchange (or such other exchange as the Board of Directors may approve), each outstanding share of Class B Common Stock shall automatically convert, without any further action by the holder thereof, into one (1) fully paid and nonassessable share of Class A Common Stock. The Board of Directors is authorized to take such actions as it deems necessary or advisable to implement the foregoing conversion, including the adoption of such procedures as the Board determines to be

reasonable for exchanging certificates and book-entry positions representing shares of Class B Common Stock for shares of Class A Common Stock.

ARTICLE V

DIRECTORS

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors and the directors comprising the Board need not be elected by written ballot. The initial number of Directors shall be 2 and thereafter shall be fixed from time to time by resolution of the Board of Directors.

ARTICLE VI

BYLAWS

Subject to any additional vote required by this Certificate of Incorporation or the Bylaws, and in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VII

AMENDMENT AND REPEAL

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation.

Notwithstanding anything to the contrary in this Certificate of Incorporation, this Certificate of Incorporation may not be amended in a manner that would modify, change, or adversely affect the rights, preferences, or privileges of shares of any class of the Corporation's capital stock held by any holder in a manner that is different from the manner in which such amendment affects the rights, preferences, or privileges of all outstanding shares of the same class (and, if applicable, series) unless each such adversely affected holder has provided prior written consent.

This Certificate of Incorporation may not be amended to impose personal liability on any stockholder for the debts or obligations of the Corporation without that stockholder's prior written consent.

For clarity, with the prior approval of holders of Class A Common Stock representing a majority of the shares of outstanding Class A Common, this Certificate of Incorporation may be amended to create a Class of senior equity securities, provided that the rights of all then-outstanding Class B Common Units are subordinated and otherwise affected in the same economic manner by the creation and issuance of such senior equity securities as are the rights of all then-outstanding Class A Common Stock.

ARTICLE VIII

DIRECTOR LIABILITY; INDEMNIFICATION

A. Limitation of Liability. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this Article VIII shall not adversely affect any right or protection of a director existing at the time of, or increase the liability of any director with respect to any acts or omissions occurring before, such repeal or modification.

B. Indemnification. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation through Bylaw provisions, agreements, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

C. Modification. Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX

EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any internal corporate claim (as defined in Section 115 of the DGCL); and (b) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X

OFFICER LIABILITY

To the fullest extent permitted by the DGCL, as it exists on the date hereof or as it may hereafter be amended, no officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer. Any repeal or modification of this Article X shall not adversely affect any right or protection of an officer existing at the time of, or increase the liability of any officer with respect to, any acts or omissions occurring before such repeal or modification.

IN WITNESS WHEREOF, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, has executed this Certificate of Incorporation on January __30___, 2026.

Eric Hess
_____

Name: Eric W. Hess, Incorporator

Incorporator Address: 30 W Park Place, Morristown NJ 07960

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:10 PM 02/18/2026
FILED 01:10 PM 02/18/2026
SR 20260660121 - File Number 6392550

STATE OF DELAWARE
CERTIFICATE OF CORRECTION
OF
AUTO CAMP HOSPITALITY GROUP, INC.

(a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware)

AUTO CAMP HOSPITALITY GROUP, INC. (the "Corporation") DOES HEREBY CERTIFY:

1. The name of the corporation is **Autocamp Hospitality Group, Inc.**
2. That a Certificate of Incorporation was filed by the Secretary of State of the State of Delaware on January 30, 2026 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.
3. The inaccuracy or defect of said Certificate is as follows (must be specific):

   Due to a scrivener's error, the name of the Corporation as set forth in Article I (Name) of the Certificate of Incorporation was stated as "Autocamp Hospitality Group, Inc." The correct name of the Corporation is "AutoCamp Hospitality Group, Inc." (capitalization correction only).

4. **Article I** of the Certificate of Incorporation is corrected to read as follows:

"
ARTICLE I
NAME

The name of this corporation is AutoCamp Hospitality Group, Inc. (the "Corporation")."

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Correction to be executed this 20th day of February, 2026.

By: *Eric Hess*

Eric W. Hess, Secretary

EXHIBIT E

Bylaws

BYLAWS

OF

AUTOCAMP HOSPITALITY GROUP, INC.

A Delaware Corporation

(the "Corporation")

ARTICLE I

REGISTERED AGENT AND OFFICES

1. <u>Registered Agent and Office</u>.   The registered agent of the Corporation shall be Harvard Business Services, 16192 Coastal Highway, Lewes, Delaware, 19958. The office of the Corporation shall be 8 The Green, Dover, Delaware, 19901.

2. <u>Other Offices</u>. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

SHAREHOLDERS

1. <u>Annual Meeting</u>. The annual meeting of shareholders of the Corporation that are entitled to vote shall be held for the election of directors each year at such place, if any, or solely by means of remote communication, or by a combination of both, and at such date and time, as shall be designated by the Board of Directors. Any other proper business may be transacted at the annual meeting. If no date for the annual meeting is established or said meeting is not held on the date established as provided above, a special meeting in lieu thereof may be held or there may be action by written consent of the shareholders on matters to be voted on at the annual meeting, and such special meeting or written consent shall have for the purposes of these By-laws or otherwise all the force and effect of an annual meeting.

2. <u>Special Meetings</u>. Special meetings of the shareholders may be called by the President and shall be called by the Board upon the written request of the holders of record of a majority of the outstanding shares of the Corporation entitled to vote at the meeting requested to be called. Such request shall state the purpose or purposes of the proposed meeting. At such special meetings the only business, which may be transacted, is that relating to the purpose or purposes set forth in the notice thereof.

3. <u>Notice of Meetings</u>. Notice of each meeting of the shareholders shall be given in writing and shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of a special meeting shall indicate that it is being issued by or at the direction of the person or persons calling or requesting the meeting.

A copy of the notice of each meeting shall be given, personally or by first class mail, not less than ten nor more than sixty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to have been given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of the shareholders, or, if he shall have filed with the Secretary of the Corporation a written request that notices to him or her be mailed to some other address, then directed to him at such other address. Without limiting the manner by which notice otherwise may be effectively given to shareholders, any notice to shareholders may be given by electronic transmission if so directed by such shareholder in a written request filed with the Secretary of the Corporation.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section.

Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him or her.

4. <u>Quorum of Shareholders</u>. The holders of a majority of the voting power of the outstanding shares entitled to vote, present in person, by remote communication, or by proxy, shall constitute a quorum. Any meeting may be adjourned from time to time by a majority of the votes properly cast upon the question, whether or not a quorum is present, despite the absence of a quorum. The shareholders present at a duly constituted meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to reduce the voting shares below a quorum.

5. <u>Voting and Proxies</u>. Except as otherwise provided by the Certificate of Incorporation or by law, each shareholder entitled to vote at any meeting of shareholders shall be entitled to one vote for each share of shares held by such shareholder which has voting power upon the matter in question.

Every shareholder entitled to vote at a meeting of the shareholders, or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy. The shareholder or its attorney must sign every proxy. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy, unless before the authority is exercised written notice of the Secretary or any Assistant Secretary receives adjudication of such incompetence or of such death.

6. <u>Action at Meeting</u>. When a quorum is present, any matter before the meeting shall be decided by vote of the majority of all votes cast on such matter, except where a larger vote is required by law, by the Certificate of Incorporation or by these By-laws. Any election of directors by shareholders shall be determined by a plurality of the votes cast, except where a larger vote is required by law, by the Certificate of Incorporation or by these By-laws. The Corporation shall not directly or indirectly vote any share of its own stock; provided, however, that the Corporation may vote shares which it holds in a fiduciary capacity to the extent permitted by law.

7. Presiding Officer. Meetings of shareholders shall be presided over by the Chairman of the Board, if one is elected, or in his or her absence, the Vice Chairman of the Board, if one is elected, or if neither is elected or in their absence, a President. The Board of Directors shall have the authority to appoint a temporary presiding officer to serve at any meeting of the shareholders if the Chairman of the Board, the Vice Chairman of the Board or a President is unable to do so for any reason.

8. Action without a Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted by law to be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office, by hand or by certified mail, return receipt requested, or to the Corporation's principal place of business or to the officer of the Corporation having custody of the minute book.

9. Shareholder Lists. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder and any electronic mail addresses or other electronic contact information.

ARTICLE III

BOARD OF DIRECTORS

1. Power of the Board of Directors. The Board of Directors shall manage the business of the Corporation. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board until the vacancy is filled.

2. Number of Directors. Unless otherwise provided in the Certificate of Incorporation or in these By-laws, the number of directors which shall constitute the whole board shall be determined from time to time by resolution of the Board of Directors. Directors need not be shareholders.

3. Election and Term of Directors. At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting and until their successors have been elected and qualified or until their death, resignation or removal in the manner hereinafter provided.

4. Resignation of Directors. Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

5. Removal of Directors. Any one or more of the directors may be removed for cause by action of the Board of Directors. A director may also be removed from office with or without cause by vote of the holders of a majority of the shares entitled to vote in the election of directors.

6. Vacancies; Reduction of Board. A majority of the directors then in office, although less than a quorum, or a sole remaining director, may fill vacancies in the Board of Directors occurring for any reason and newly created directorships resulting from any increase in the authorized number of directors. In lieu of filling any vacancy, the Board of Directors may reduce the number of directors.

7. <u>Quorum of Director and Action of the Board</u>. A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and, except where otherwise provided herein, the vote of a majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board. Less than a quorum may adjourn any meeting from time to time and the meeting may be held as adjourned without further notice.

   Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceedings of the Board or committee.

8. <u>Meetings of the Board</u>. An annual meeting of the Board of Directors shall be held in each year directly after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time upon the call of the Chairman of the Board or President or any two directors.

   Meetings of the Board of Directors shall be held at such places as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation. Any one or more members of the Board of Directors may participate in meetings by means of a conference telephone, video conference, or other electronic communications equipment.

   No notice need be given of annual or regular meetings of the Board of Directors. Notice of the time, date and place of all special meetings of the Board of Directors shall be given to each director by the Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the officer or one of the directors calling the meeting. Notice shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communications, sent to such director's business or home address at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to such director's business or home address at least forty-eight (48) hours in advance of the meeting.

   A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

9. <u>Committees of Directors</u>. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees each consisting of two or more directors and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval; (b) the filling of vacancies in the Board or in any committee; (c) the fixing of compensation of the directors for serving on the Board or on any committee; (d) the amendment or repeal of the bylaws, or the adoption of new bylaws; (e) the amendment or repeal of any resolution of the Board which, by its term, shall not be so amendable or repealable; or (f) the removal or indemnification of directors.

   The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

   Unless a greater proportion is required by the resolution designating a committee, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members present at a meeting at the time of such vote, if a quorum is then present, shall be the act of such committee.

Each such committee shall serve at the pleasure of the Board of Directors and the Board may abolish any committee at any time.

10. <u>Compensation of Directors</u>. There shall be no compensation for serving on the Board of Directors.

11. <u>Interest of Directors in a Transaction</u>. Unless shown to be unfair and unreasonable as to the Corporation, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable, irrespective of whether such interested director or directors are present at a meeting of the Board of Directors, or of a committee thereof, which authorizes such contract or transaction and irrespective of whether his or their votes are counted for such purpose.

Notwithstanding the foregoing, no loan, except advances in connection with indemnification, shall be made by the Corporation to any director unless it is authorized by vote of the shareholders without counting any shares of the director who would be the borrower or unless the director who would be the borrower is the sole shareholder of the Corporation.

ARTICLE IV

OFFICERS

1. <u>Election of Officers</u>. After the annual election of directors, the Board of Directors shall elect the officers of the Corporation, which shall include a President, a Secretary, and a Treasurer. The Board, from time to time, may elect or appoint such other officers and agents, as it may determine, at such annual meeting or any other meeting, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined by the Board. The same person may hold any two or more offices. The Board of Directors may also elect from among its members a Chairman of the Board and a Vice Chairman of the Board.

2. <u>Compensation</u>. The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors.

3. <u>Term of Office</u>. Each of the officers of the Corporation shall hold office until the first meeting of the Board of Directors following the next annual meeting of shareholders and until such officer's successor is elected and qualified or until such officer's earlier resignation or removal. Any officer may resign by delivering his or her written resignation to the Corporation, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

4. <u>Removal.</u> The Board of Directors may remove any officer with or without cause by vote of a majority of the directors then in office.

5. <u>Vacancies</u>. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

6. <u>Chairman of the Board and Vice Chairman</u>. Unless otherwise provided by the Board of Directors, the Chairman of the Board of Directors, if one is elected, shall preside, when present, at all meetings of the

shareholders and the Board of Directors. In the absence of the Chairman of the Board, the Vice Chairman of the Board, if one is elected, shall preside, when present, at all meetings of the shareholders and the Board of Directors. The Chairman of the Board and the Vice Chairman shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate.

7. <u>President</u>. The President shall be the chief executive officer of the Corporation, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. If there is no Chairman of the Board or Vice Chairman of the Board, the President shall also preside at all meetings of the shareholders and the Board of Directors.

8. <u>Vice President</u>. Any Vice President shall have such powers and shall perform such duties as the Board of Directors may from time to time designate. During the absence or disability of or refusal to act by the President, the Vice President shall perform the duties and exercise the powers of the President.

9. <u>Secretary</u>. The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the Secretary's signature. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

10. <u>Treasurer</u>. The Treasurer shall have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities, and valuable documents of the Corporation, except as the Board of Directors may otherwise provide. The treasurer shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of the financial condition of the Corporation and shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate.

ARTICLE V

CERTIFICATES AND TRANSFER OF SHARES

1. <u>Share Certificates; Uncertificated Shares</u>. Shares of the Corporation may be certificated or uncertificated, as determined by the Board of Directors in accordance with the Delaware General Corporation Law. To the extent that the Board of Directors determines that any shares shall be represented by certificates, such certificates shall be in such form as the Board of Directors may prescribe and shall be signed by the President or a Vice President and the Secretary or the Treasurer, and may be sealed with the seal of the Corporation or a facsimile thereof. If any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon, a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, the Corporation may nevertheless issue the certificate with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

To the extent that any shares are uncertificated, the Corporation shall, to the extent required by the Delaware General Corporation Law, send to the registered holder of such shares a written notice containing the information required by the Delaware General Corporation Law

Any certificate (or, in the case of uncertificated shares, any notice) shall contain the legends and information required by the Delaware General Corporation Law.

2. <u>Record Holders</u>. The Corporation shall be entitled to treat the record holder of shares as shown on its books as the owner of such shares for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such shares, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these By-laws.

3. <u>Transfers of Shares</u>. Shares of the Corporation shall be transferable on the record of shareholders upon presentment to the Corporation of a transfer agent of a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

4. <u>Lost, Stolen or Destroyed Share</u> Certificates. No certificate for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or wrongfully taken, except, if and to the extent required by the Board of Directors upon: (a) production of evidence of loss, destruction or wrongful taking; (b) delivery of a bond indemnifying the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, destruction or wrongful taking of the replaced certificate or the issuance of the new certificate; (c) payment of the expenses of the Corporation and its agents incurred in connection with the issuance of the new certificate; and (d) compliance with other such reasonable requirements as may be imposed.

ARTICLE VI

OTHER MATTERS

1. <u>Corporate Seal</u>. The Board of Directors may adopt a corporate seal, alter such seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

2. <u>Fiscal Year</u>. Except as otherwise determined by the Board of Directors, the fiscal year of the Corporation shall end on December 31st of each year.

3. <u>Books and Records</u>. The Corporation shall keep: (a) correct and complete books and records of account; (b) minutes of the proceedings of the shareholders, Board of Directors and any committees of directors; and (c) a current list of the directors and officers and their residence addresses. Minutes may reflect participation by remote communication and electronic voting or consents, which shall be deemed valid for all purposes. The Corporation shall also keep at its office in the State of Delaware or at the office of its transfer agent or registrar in the State of Delaware, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

The Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations any accounts, books, records or other documents of the Corporation shall be open to inspection, and no creditor, security holder or other person shall have any right to inspect any accounts, books, records or other documents of the Corporation except as conferred by statute or as so authorized by the Board.

4. <u>Execution of Documents</u>. Subject to any limitations which may be set forth in a resolution of the Board of Directors, all deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by, a President, or by any other officer, employee or agent of the Corporation as the Board of Directors may authorize.

5. <u>Amendments</u>. These By-laws may be altered, amended or repealed, and new By-laws may be adopted, by the shareholders or by the Board of Directors; provided, that (a) the Board of Directors may not alter, amend or repeal any provision of these By-laws which by law, by the Certificate of Incorporation or by these By-laws requires action by the shareholders and (b) any alteration, amendment or repeal of these By-laws by the Board of Directors and any new By-law adopted by the Board of Directors may be altered, amended or repealed by the shareholders.

6. <u>Indemnification</u>. To the extent legally permissible, the Corporation shall indemnify any person who was or is made or threatened to be made a party to any threatened, pending or completed action, suit, arbitration, alternative dispute resolution proceeding, investigation, administrative hearing or other proceeding by reason of the fact that such person is or was a director or officer of the Corporation, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith.

The Corporation shall advance expenses incurred by any such director or officer in defending any such proceeding promptly after receipt of a written request therefor; provided that, to the extent required by the DGCL, such advancement shall be conditioned upon delivery of an undertaking by or on behalf of such person to repay such amounts if it is ultimately determined that such person is not entitled to be indemnified by the Corporation.

The rights conferred by this Section shall not be exclusive of any other rights to which any person may be entitled under the Certificate of Incorporation, these Bylaws, any agreement, vote of stockholders or disinterested directors, or otherwise, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of such person's heirs, executors and administrators. Any repeal or modification of this Section shall not adversely affect any right or protection hereunder with respect to any acts or omissions occurring prior to such repeal or modification.
.

EXHIBIT F

Financial Statements

Prospect Hotel Management, LLC and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

Index



<u>Independent Auditor's Report</u>

To the Managing Member
Prospect Hotel Management, LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of Prospect Hotel Management, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, members' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Prospect Hotel Management, LLC and Subsidiaries as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Prospect Hotel Management, LLC and Subsidiaries, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Prospect Hotel Management, LLC and Subsidiaries' ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Prospect Hotel Management, LLC and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Prospect Hotel Management, LLC and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

CohnReznick LLP

Baltimore, Maryland
June 18, 2026

Prospect Hotel Management, LLC and Subsidiaries

Consolidated Balance Sheets
December 31, 2025 and 2024

		2025		2024
Assets				
Cash and Cash Equivalents	$	2,522,269	$	1,715,413
Accounts Receivable		2,245,010		1,860,934
Prepaid Expenses		24,642		22,472
Total Current Assets		4,791,921		3,598,819
Fixed and Intangible Assets		468,918		457,305
Accumulated Depreciation and Amortization		(388,375)		(342,693)
Total Fixed and Intangible Assets, Net		80,543		114,612
Total Assets	$	4,872,464	$	3,713,431

Prospect Hotel Management, LLC and Subsidiaries

Consolidated Balance Sheets (continued)
December 31, 2025 and 2024

	2025	2024
Liabilities and Members' Deficit		
Liabilities		
Accounts Payable	$ 177,422	$ 474,313
Accrued Liabilities	39,387	61,952
Gift Card Liability	1,426,410	934,774
Other Current Liabilities	260,132	632,195
Total Current Liabilities	1,903,351	2,103,234
Long Term Liabilities		
Loan Payable	150,000	150,000
Notes Payable - Long Term		
Line of Credit	2,000,000	1,600,000
Convertible Notes Payable, net	1,521,366	-
Total Long-Term Notes Payable	3,521,366	1,600,000
Accrued Interest	181,641	28,068
Total Long-Term Liabilities	3,853,007	1,778,068
Total Liabilities	5,756,358	3,881,302
Members' Deficit	(883,894)	(167871)
Total Liabilities and Members' Deficit	$ 4,872,464	$ 3,713,431

Prospect Hotel Management, LLC and Subsidiaries

Consolidated Statements of Operations
Years Ended December 31, 2025 and 2024

	2025	2024
Operating Revenues		
Fee Income - Operations	$ 3,914,331	$ 2,893,990
Fee Income - Development	-	901,317
Management Income	358,463	397,083
Total Operating Revenues	4,272,794	4,192,390
Departmental Expenses		
Operations	1,783,701	1,829,193
Acquisitions and Asset Management	460,035	619,337
Design and Construction	-	265,695
Marketing and Advertising	569,090	969,245
Finance and Administration	1,035,507	1,337,130
Human Resources	344,168	354,814
Information Technology	159,100	181,893
Executive Management and Overhead	614,382	656,761
Total Departmental Expenses	4,965,983	6,214,068
Depreciation and Amortization	45,683	198,693
Other Operating Expenses	33,773	50,802
Operating Loss	(772,645)	(2,271,173)
Financing and Other Expenses		
Interest Expense	153,573	10,051
Other (Income)Expenses	-	-
	(67,228)	
Total Financing and Other Income	86,345	10,051
Net Loss	$(858,990)	$(2,281,224)

Prospect Hotel Management, LLC and Subsidiaries

Consolidated Statements of Changes in Members' Deficit
Years Ended December 31, 2025 and 2024

Members Equity December 31, 2023	$ 2,113,353
Net Loss	(2,281,224)
Members' Deficit December 31, 2024	(167,871)
Net Loss	(858,990)
Issuance of Warrants	142,967
Members' Deficit December 31, 2025	$ (883,894)

Prospect Hotel Management, LLC and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2025 and 2024

	2025	2024
Cash Flows from Operating Activities:		
Net Loss	$ (858,990)	$ (2,281,224)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	11,516	147,799
Amortization	34,167	50,895
Changes in Operating Assets and Liabilities:		
Changes in Accrued Interest	153,573	10,051
Changes in Accounts Receivable	(288,220)	854,476
Changes in Prepaid Expenses and Other Assets	(3,261)	55,428
Changes to Accounts Payable	(392,749)	(576,828)
Changes to Accrued Liabilities and Other Liabilities	(394,627)	312,940
Changes to Gift Card Liability	491,636	665,085
Net cash used in operating Activities	(1,246,955)	(761,378)
Cash Flows from Investing Activities		
Capital Expenditures	(11,613)	-
Sale of investments	1,092	100,000
Net cash used in investing activities	(10,521)	100,000
Cash Flows from Financing Activities		
Debt Proceeds	2,064,332	1,600,000
Net cash provided by financing activities	2,064,332	1,600,000
Net increase in cash	806,856	938,622
Cash and Cash Equivalents - Beginning of Year	1,715,413	776,791
Cash and Cash Equivalents - End of Year	$ 2,522,269	$ 1,715,413

Consolidated Statements of Cash Flows
Years Ended December 31, 2025 and 2024

Supplemental Disclosure of non-cash Activity:	2025	2024
Cash Interest Paid	-	-
Warrants issued associated with convertible debt	$142,967	-

Prospect Hotel Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements
Years Ended December 31, 2025 and 2024

Note 1 – Organization and business

Prospect Hotel Management, LLC and Subsidiaries (the "Company or "PHM") is a limited liability company formed to provide property and hospitality-related management, development, asset management, and advisory services. PHM operates two nationally recognized brands. The primary brand and the operating logo is AutoCamp. AutoCamp is a leader in "Glamping" providing tile showers and hardwood floors in custom built Airstream trailers though our exclusive partnership with the Airstream company. The Company's activities generally include managing properties on behalf of owners, providing development and project management services for new and existing hospitality assets, and performing centralized support functions such as accounting, human resources, information technology, and marketing for the portfolio of managed properties. The Company's primary subsidiaries own intellectual property or provide human resources and payroll services to employees at owner properties.

The Company has recurring net losses, which has resulted in the Company relying upon additional financing and equity transactions to fund ongoing operations. The Company anticipates additional losses as it continues to grow, and will utilize cash on hand as well as collection of revenues to fund future operations for a year from the the date these consolidated financial statements were available to be issued. In addition, the Company is actively seeking to raise capital to fund development and commercialization programs, and marketing efforts to expand the business operations and profitability.

Note 2 – Summary of significant accounting policies

Basis of presentation and principles of consolidation

The consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of the Company and any wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less at the date of purchase. The Company may maintain its cash balances with financial institutions in amounts that exceed federally insured limits; management monitors the credit quality of these institutions and believes the Company is not exposed to significant credit risk on such balances.

Accounts receivable are primarily from managed properties and represent amounts billed to property owners and other customers for management fees, development fees, shared services, and reimbursable costs. Receivables are stated at the amounts management expects to collect. Accounts are typically collected in 15 to 60 days. The Company evaluates the collectability of receivables on an ongoing basis and establishes an allowance for credit losses when collection is not considered probable. Receivables are written off when they are deemed uncollectible. The principle shareholder of the Company is a minority owner of the Managed properties from which Accounts Receivable and Due From accounts are due.

Fixed assets

Fixed assets are recorded at cost. Major improvements that extend the useful lives of existing assets are capitalized, while routine maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which generally range from three to ten years, or over the remaining lease term for leasehold improvements, if shorter. Individual asset purchases of under $2,500 are expensed in the year acquired. As of December 31, 2025 and 2024 year end, fixed assets were totally depreciated.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized when control of the services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Management fees are typically based on a percentage of property revenues or profits and are recognized as the related services are performed. Development fees, technical service fees, and licensing fees are recognized over time or at a point in time depending on the nature of the underlying performance obligations and the terms of the respective agreements.

Expense Allocations

The Company provides a number of services through employees and vendors of the Company. These payroll and other expenses are billed to the properties on a weekly basis.

Income taxes

The Company is treated as a pass-through entity for U.S. federal income tax purposes, and accordingly, federal income taxes are not provided on the income of the Company. Certain state and local jurisdictions may impose taxes on the Company's income or gross receipts, which are recorded as income tax expense in the accompanying consolidated statements of operations. The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes, and recognizes the effect of tax positions only if those positions are more likely than not to be sustained upon examination by the relevant taxing authorities. The tax years of 2022 through 2025 are open for tax authority review. The Company has not been notified of any intents to audit by any taxing authorities.

Intangible Assets

Intangible assets consist primarily of legal fees and other costs for the development and registration of trademarks and website domains. Intangible assets with finite useful lives are recorded at cost and amortized on a straight-line basis over their estimated useful lives, which range from approximately two to twenty years, reflecting the pattern in which the economic benefits are expected to be consumed.

The Company evaluates the remaining useful lives and amortization methods of intangible assets at least annually and adjusts prospectively when appropriate. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. Absent impairment, the Company expects amortization to be approximately $20,000 per year for the next four years. The gross value of intangible assets of December 31, 2025 and 2024 each year was approximately $221,000, accumulated amortization was approximately $141,000 and 107,000 respectively and net book value was approximately $80,000 and $114,000 respectively.

Gift Cards

The Company sells gift cards to customers through retail locations and online channels. Gift cards do not have expiration dates and are redeemable for merchandise at any Company-operated location or website. Gift cards are not redeemable for cash except where required by law.

Proceeds from the sale of gift cards are recorded as a liability (gift card liability) at the time of sale. Gift card liability is relieved when a guest uses the gift card at a location. At that time, the amount of cash received for the gift card is paid to the location. Revenue is recognized at the location basis. The Company does not recognize income for gift card breakage as all gift cards are due to the properties it manages.

Warrants

The Company evaluated the convertible notes and warrants to determine the appropriate accounting classification and measurement.

Because the warrants are detachable and separately exercisable, they were accounted for as freestanding financial instruments. The proceeds received from the issuance of the notes and warrants were allocated to each instrument based on their relative fair values at issuance.

The fair value of the warrants at issuance was determined using a valuation model appropriate for equity-linked instruments. The portion of the proceeds allocated to the warrants was recorded separately from the notes. The remaining proceeds were allocated to the notes and recorded as a debt discount, which is amortized to interest expense over the contractual term of the notes using the effective interest method.

The Company concluded that the warrants meet the criteria for equity classification, as they are indexed to the Company's own membership units and do not require settlement in cash or other assets under any circumstances outside the Company's control. Accordingly, the warrants were recorded in member's equity at issuance and are not subsequently remeasured.

Equity Based Compensation

Equity based compensation awards of options and restricted membership units are accounted for in accordance with Generally Accepted Accounting Principles that require compensation cost to be calculated and amortized over the service period.

Note 3 – Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company performs ongoing evaluations of the creditworthiness of its customers and typically does not require collateral. Concentrations of credit risk with respect to accounts receivable are limited due to the number of different property owners and counterparties with whom the Company does business; however, individual property ownership groups may at times represent significant receivable balances.

Note 4 – Related party transactions

From time to time, the Company may enter into transactions with related parties, including loans, management agreements, development agreements, or shared services arrangements with entities under common ownership or control. Such transactions are generally entered into at terms management believes are consistent with those available from third parties. Related party balances and activity, if any, are reflected in the accompanying consolidated financial statements in the appropriate accounts.

The Company is reimbursed for payroll and related expenses for Company employees providing services for managed properties. For the years ended December 31, 2025 and 2024, approximately $13,005,000 and $11,908,000 respectively were incurred and reimbursed by the managed properties.

The Company made guaranteed payments to certain Members totaling $297,000 and $294,000 for the years ended December 31, 2025 and 2024 respectively and are included in Executive Management and Overhead expenses on the consolidated statement of operations.

Note 5 – Commitments and contingencies

In the ordinary course of business, the Company may be subject to claims, legal proceedings, and other contingencies. Management evaluates such matters on an ongoing basis and records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. Management does not believe that the resolution of such matters, if any, will have a material adverse effect on the Company's consolidated financial position or results of operations.

Note 6 – Subsequent events

Management has evaluated events and transactions that occurred subsequent to December 31, 2025 through the date on which these consolidated financial statements were available to be issued. Except as described herein, based on this evaluation, management is not aware of any subsequent events that would require adjustment to, or disclosure in, the accompanying consolidated financial statements.

On January 30, 2026, the Company completed a statutory conversion from Prospect Hotel Management LLC, a Delaware limited liability company formed March 10, 2017, into Autocamp Hospitality Group, Inc., a Delaware corporation. The conversion was effected by the required Delaware filings and is treated as a continuation of the LLC in corporate form, with the corporation succeeding to the LLC's assets, rights, and obligations. The conversion effective date is January 1, 2026.

All outstanding LLC units were cancelled and converted at the effective time on a one-for-one basis as follows: each Series A Common Unit converted into one share of Class A Common Stock and each Series B Common Unit and each Series C Common Unit converted into one share of Class B Common Stock, with no fractional shares issued and any fractional amount rounded down without payment.

All existing agreements and instruments were updated to reflect the conversion:
   i. Options and warrants that were exercisable for LLC units are treated as exercisable for the corresponding class of Common Stock into which those units converted
   ii. References in convertible notes to units and other LLC concepts are interpreted by reference to the applicable class of Common Stock and the Company's COI.
   iii. Outstanding equity awards under the legacy 2017 Equity Incentive Plan, and the related plan reserve, were automatically converted into economically equivalent corporate equity awards and a corresponding share reserve under the 2026 Equity Incentive Plan ("*EIP 2026*"), subject to substantially the same vesting, forfeiture and other restrictions.

Effective June 2, 2026, the Company effected arrangements under which the hotel properties engaged a third-party hotel management company to manage property-level operations (the "Property Management Outsourcing Arrangements"). The Company exited the direct property management business but continues to set brand standards and coordinate brand advertising for the properties. The Company believes that cost savings from engaging a third-party manager, together with internal cost reductions, allows the properties to earn similar brand licensing fees as were currently in place while saving substantial costs in the process. It is anticipated this will provide substantial improvements to the net results of operations. While properly budgeted and analyzed, there is no assurance of any particular results.

In January of 2026, $250,000 of additional Convertible Notes described in Note 7 were issued under the same terms as described below but with due dates in January of 2028. In April, an additional $1,250,000 of Convertible Notes described in Note 7 were issued under the same terms as described below but with due dates in April of 2028.

In May of 2026 the Company began issuing stock under SEC Regulation Crowdfunding (Reg CF). As of the date of this report issuance, the Company has raised $1,235,000 under this provision and has had reservations of an additional approximately $180,000 made by additional interested investors. A total of about 380 investors have committed and funded an average investment of about $3,700 each.

Prospect Hotel Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
Years Ended December 31, 2025 and 2024

Note 7 – Notes Payable

Line of Credit- The line of credit is fully drawn and is secured by the assets of the Company. The credit line is due December 12, 2027. The loan bears interest at a fixed rate of 7.08% calculated on a 365- day year and actual days elapsed. Principal and interest are due at maturity. Interest expense on the line of credit was $136,168 and $4,034 for the years ended December 31, 2025 and 2024 respectively. Accrued interest was $140,203 and $4,034 as of December 31, 2025 and 2024 respectively.

Convertible Notes- Borrowings are from multiple previous investors in the company and primarily are due in December of 2027. The Notes are unsecured, subordinated to the line of credit, and bear interest at a fixed rate of 15% calculated on a 365- day year and actual days elapsed.

Principal and interest are due at maturity. Under certain circumstances, at the discretion of the Majority Holders of the notes, the loans can be converted into equity in lieu of repayment. The debt discount resulting from the allocation of proceeds to the related warrants is amortized as non-cash interest expense over the term of the notes using the effective interest method. Interest expense and accrued interest for these notes was $11,322. As of December 31, 2025 total notes outstanding were $1,664,333, net of unamortized discount of $142,967. There were no notes outstanding as of December 31, 2024.

The primary shareholder in the company loaned the Company $150,000 on December 30, 2020. The loan bears interest at the fixed rate of 4% per annum. All principal and interest are payable in full on the Maturity Date of the loan. The Maturity date of the note is December 31, 2027. Interest expense for the years ended December 31, 2025 and 2024 with respect to the shareholder note was $6,082 and $6,016 respectively. Accrued interest on this note as of December 31, 2025 and 2024 was $30,115 and $24,032 respectively.

Accrued interest is classified as Long Term as it is due in over one year.

Note 8 – Equity

The total equity of the company is comprised of class A voting units and class B and C non-voting units. There are no differences in rights between the Class B and C units.

As of December 31, 2025, Authorized and Outstanding for each class of units was as follows:

Units	Authorized	Outstanding	December 31 2025		December 31 2024	
A	25,000,000	13,001,646	$	(648,560)	$	(61,484)
B	6,000,000	2,386,977		(119,069)		(11,288)
C	3,700,000	3,634,945		(181,322)		(17,189)
Warrants				142,967		-
			$	(805,984)	$	(89,961)

Warrants

Warrant activity for the year ended December 31, 2025 and 2024 is as follows:

	Number of Shares	Exercise Price
Balance Beg of Year 2024	1,587,296	$2.35
None issue in 2024		
Balance End of Year 2024	1,587,296	
Granted December, 2025	475,522	$0.01
Balance End of Year 2025	2,062,818	

During December of 2025, the Company issued 475,522 warrants at an exercise price per share of $0.01. The Warrants are exercisable immediately upon issuance and expire 10 years from the issuance date. At issuance, the warrants had an aggregate fair value of $142,967. The fair value of the warrants was recorded as debt discount associated with the convertible notes and recognized in members' equity.

There are Non-Voting warrants outstanding for C and B units of 2,062,818 on a fully diluted basis at December 31, 2025. 1,587,296 warrants were issued in 2018 with a strike price of $2.35. The remaining warrants were issued in connection with the convertible debt issue described above with a strike price of $0.01.

Equity Incentive Plan

The Company has established an Equity Incentive Plan (the "Plan") and is authorized to grant membership units and restricted membership units under the Plan. The maximum number of units that may be granted under the Plan is approximately 4,850,000 units comprised of 3,600,000 series A units and 1,250,000 of Series B units. Grants of options granted under the Plan generally have a ten-year life, and grants of options under the Plan generally vest over a four year period, 25 % twelve months after issue and an additional 25% earned ratably each year after one year of continuous service for the following three years after the first anniversary date.

There was no equity compensation expense for the years ended December 31, 2025 and 2024. As of December 31, 2025, the Company has unrecognized compensation expense of approximately $220,000 related to restricted units granted which will be recognized over the remaining vesting period of four years.

The following table summarizes the non-vested options granted, vested options granted, and the balance of options granted as of:

	December 31, 2025	December 31, 2024
Non-Vested	121,462	113,464
Vested	336,790	282,244
Balance	458,252	395,708

The following table presents the assumptions used in the option pricing model of options granted under the Plan:

Assumption

Volatility	25%
Expected forfeiture rate	15%
Risk-free interest rate	3%
Expected dividend yield	0%

EXHIBIT G

Video Transcript

AutoCamp-Campaign-Short-16x9_v7.txt

English (US)

00:00:00.440 — 00:03:08.910 · Speaker 1

As a kid, so many of my core memories were formed around the campfire with my family laughing and telling stories, eating s'mores. No phones, no notifications. Just the kind of connection that feels impossible today. My parents made it all look so effortless, and then I grew up and realized it wasn't effortless at all.

It was my parents dealing with hundreds of little headaches. The campground reservations, the gear, the setup and teardown, the stress of keeping their kids safe. I'm Neal De Paula, founder and CEO of Auto Camp, and this is my wife and two boys who've been on this journey with me. I started auto camp in 2013 so everyone can experience the same magic my family had around the campfire, but without any of the stress.

Fast forward to today, and we've delivered that experience to over a million happy guests, and we're on track to generate over $54 million in lodging related revenue this year alone. And this is your opportunity to join us. Auto camp is a hospitality brand that brings the service and design of a boutique hotel to the classic American camping experience.

Most of our guests don't own a tent. They don't love sleeping on the ground. They want an experience, but they want it to be a comfortable one at auto camp. Our guests show up with their suitcase, check in like a traditional hotel, and sleep on Tempur-Pedic mattresses. Shower with spa like amenities all surrounded by the landscapes of Yosemite, Zion, Sonoma and Cape Cod.

One of our earliest decisions was partnering with one of the most well-known legacy brands in America. Airstream. They've shaped what the American road trips look like for the better part of a century, and there was no better brand to collaborate with to design the auto camp experience together. We've created custom units built for comfort and sustainability that Airstream manufactures specifically for us right here in the USA.

No competitor can replicate them. Airstream is also a major investor in Auto Camp and one of our biggest champions. But they're not the only ones who believe in us. In 2024, we partnered with Hilton, one of the largest hotel brands on the planet. That partnership connects Auto Camp to millions of loyalty members and positions us alongside the most recognized hotel properties in the world.

The corporate world is also taking notice. Apple, Google, Disney, Land Rover and Netflix all chose Auto Camp for leadership retreats and corporate events. They want spaces where their teams can disconnect and get inspired. So instead of fluorescent lighting and stale meeting rooms, their teams workshop product launches and our clubhouses with floor to ceiling windows and natural light overlooking amazing landscapes like Sequoia National Park and Joshua Tree.

Families come for the same escape, but kids put down their iPads, joint supervised activities like stargazing and watercolor classes while parents finally get a chance to breathe. The whole family walks away with memories they'll be talking about for years. The demand for these experience has never been higher, and Auto Camp is the platform that can deliver them at scale.

We're working to expand to 10,000 rooms across 100 properties over the next eight years at some of the most desirable outdoor destinations in the country. But until now, investing in auto camp was reserved for private equity. This raise changes that for the first time, you can own a piece of what they've been backing for years.

Invest in auto camp today.

EXHIBIT H

Non-Voting Stockholders Agreement

NON-VOTING STOCKHOLDERS AGREEMENT

This Non-Voting Stockholders Agreement (this "Agreement") is made and entered into, effective as of April 10, 2026 (the "Effective Date"), by and among AutoCamp Hospitality Group, Inc., a Delaware corporation (the "Company"), and each Person who: (i) holds shares of the Company's Class B Common Stock (the "Shares") and (ii) executes and delivers a Joinder to this Agreement in the form attached as Exhibit A (each, a "Stockholder," and collectively, the "Stockholders").

RECITALS

A. The Company desires to establish certain transfer restrictions, exit mechanics, dispute resolution provisions, and joinder requirements that bind the holders of the Shares.

B. This Agreement is intended to be accepted by Stockholders as a condition to the issuance of Shares and as a condition to any Transfer of Shares.

AGREEMENT

In consideration of the premises and the mutual covenants and agreements contained herein, the parties agree as follows:

1. <u>DEFINITIONS</u>

1.1 "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such Person. "Control" means the possession directly or indirectly of the voting power to direct or cause the direction of the management and policies of a Person or entity, whether through ownership of voting securities, by contract, or otherwise.

1.2 "Approved Sale Transaction" means any transaction in which the Majority Voting Holder(s) propose to directly or indirectly, in one transaction or a series of related transactions, transfer or dispose of equity securities of the Company having more than fifty percent (50%) of the total voting power of the Company (or such other threshold as is set forth in the LLC baseline being carried over to this Agreement), in each case with the approval of the Board.

1.3 "Board" means the Board of Directors of the Company.

1.4 "Effective Date" has the meaning set forth in the preamble.

1.5 "Exempt Transfer" means any Transfer permitted pursuant to Section 2.2.

1.6 "Liquidity Activation Date" means the first date designated by the Company by written notice to Stockholders (a "Liquidity Activation Notice") on which the Company has established and made available a Market Transfer Facility for the Shares and has elected to permit Permitted Market Transfers pursuant to Section 2.5. A Liquidity Activation Notice may specify conditions for use of the Market Transfer Facility, including operational rules, onboarding requirements, and compliance steps that are reasonably designed to ensure compliance with applicable securities laws and transfer agent requirements.

1.7 "Market Transfer Facility" means a transfer facility designated by the Company by written notice to Stockholders for processing transfers of Shares after the Liquidity Activation Date, which may include a transfer agent platform, qualified secondary trading venue, broker or alternative trading system, or other facility selected by the Company for administration of transfers of the Shares.

1.8 "Majority Voting Holder(s)" means the Person or Persons who, directly or indirectly, hold of record or beneficially own equity securities of the Company having a majority of the total voting power of the Company entitled to vote generally in the election of directors (or the closest corporate equivalent if the Company has more than one voting class).

1.9 "Non-Market Transfer" means any Transfer of Shares that is not a Permitted Market Transfer.

1.10 "Permitted Transferee" means, as applied to each Stockholder: (a) any spouse, lineal descendant, adopted children, lineal ancestor, or brother or sister of such Stockholder; (b) a custodian, trustee or personal representative for the benefit solely of such Stockholder and or such Stockholder's spouse or lineal descendants; (c) any Person: (i) the entire beneficial ownership interest in which is held by such Stockholder and or such Stockholder's spouse or lineal descendants, or (ii) the business and operations of which are under the management and control of such Stockholder; (d) an Affiliate of such Stockholder; (e) the trustor or settlor of a trust that is a Stockholder; or (f) any other Stockholder. For purposes of this definition, the beneficiaries of a family trust shall be deemed Stockholders with respect to Shares held by such trust. "Family trust" means a trust established for the benefit solely of the settlor, the settlor's spouse, and the members of the family of the settlor and the settlor's spouse.

1.11 "Person" means an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, association, or any other entity or status recognized as a separate legal person under applicable law.

1.12 "Permitted Market Transfer" means a Transfer of Shares that (a) occurs on or after the Liquidity Activation Date, (b) is processed through the Market Transfer Facility in accordance with the operational requirements specified by the Company in the Liquidity Activation Notice, and (c) is not a transfer to a Prohibited Holder (if any) specified in the Liquidity Activation Notice for regulatory or compliance reasons.

1.13 "Pro Rata Share" means a number of Shares equal to: (a) the quotient determined by dividing (i) the number of Shares held by the applicable Stockholder by (ii) the aggregate number of Shares then issued and outstanding, multiplied by (b) the aggregate number of Shares proposed to be sold in the applicable transaction, in each case as specified in the applicable notice delivered under Section 3.

1.14 "Proposing Holders" means the Majority Voting Holder(s).

1.15 "Restricted Transaction" means any Transfer of Shares that is a Non-Market Transfer and is not an Exempt Transfer, including any Transfer of an interest in any Person that is an entity.

1.16 "Shares" means shares of the Company's Class B Common Stock that are subject to this Agreement.

1.17 "Tag Along Transfer" has the meaning set forth in Section 3.1.

1.18 "Transfer" means any sale, assignment, transfer, pledge, hypothecation, encumbrance or other disposition, whether inter vivos or testamentary, voluntary, or involuntary, or by operation of law or otherwise, of all or any portion of the Shares.

1.19 "Transfer Notice" has the meaning set forth in Section 2.3(a).

1.20 "Transferring Stockholder" means any Stockholder proposing to make a Transfer that is a Restricted Transaction.

2.   TRANSFERS AND RIGHT OF FIRST REFUSAL

2.1 Transfers by Stockholders
Except as otherwise provided in this Section 2, no Stockholder may (and each Stockholder covenants and agrees not to) Transfer all or any part of such Stockholder's Shares in a Non-Market Transfer without the prior written consent of the Board following compliance with Sections 2.3 and 2.4 (to the extent applicable to such Transfer).

(a) Consent. Any such consent may be withheld, conditioned or delayed as the Board determines to be appropriate.

(b) Entity Stockholders. If any Shares are held by an entity, then any sale or assignment of the ownership interests in such entity (other than a Transfer that would qualify as an Exempt Transfer under Section 2.2) shall be deemed to be a Transfer of the underlying Shares held by such entity and shall be subject to the provisions of this Agreement.

2.2 Permitted Transfers
The following Transfers are Exempt Transfers that are permitted without the consent of the Board and without compliance with Section 2.3:

(a) Permitted Transferees. Any Transfer to a Permitted Transferee.

(b) Distributions by Entity Stockholders. Any Transfer of Shares that represents merely a distribution and is not tantamount to a sale, if (i) by a Stockholder that is a limited partnership, to one or more of its partners, (ii) by a Stockholder that is a limited liability company, to one or more of its members, (iii) by a Stockholder that is a corporation, to one or more of its shareholders, or (iv) by a Stockholder that is a trust, to one or more of its beneficiaries.

(c) Tag Along Transfers. Any Transfer that is subject to the tag along rights created in Section 3 and subject to the transferring parties' compliance with Section 3.

2.3 Right of First Refusal
Except for Exempt Transfers and Permitted Market Transfers, no Transferring Stockholder shall effect a Transfer that is a Restricted Transaction without first complying with the first refusal provisions of this Section 2.3.

(a) Notice. Prior to a Transferring Stockholder effecting a Transfer that is a Restricted Transaction, the Transferring Stockholder shall deliver to the Company a written notice (the

"Transfer Notice") of such proposed Transfer, setting forth the name of the proposed transferee, the portion of the Shares proposed to be transferred (the "Offered Shares"), and all terms and conditions of the proposed Transfer. The delivery of such Transfer Notice shall be deemed an offer to sell the Offered Shares to the other Stockholders and to the Company on the terms and conditions set forth in such Transfer Notice. Promptly after receipt thereof, the Company shall provide a copy of such Transfer Notice to each Stockholder.

For avoidance of doubt: (i) the Board may elect to assign the Company's first refusal rights under this Section 2.3 to such Person and on such terms and conditions as the Board determines to be appropriate, and (ii) in making such decision, the Board shall have no duty to any Stockholder to assign such first refusal right to all Stockholders proportionately or to allow the Stockholders to exercise first refusal rights under Section 2.3(c) with respect to any portion of the Offered Shares that is not actually purchased by the Company pursuant to Section 2.3(b).

(b) Purchase by Company. If the Company desires to purchase all or any portion of the Offered Shares, then during the 15 day period following delivery of the Transfer Notice (the "Initial Offering Period"), the Company shall deliver to the Transferring Stockholder and to all other Stockholders a written instrument specifying the portion of the Offered Shares that the Company elects to purchase. If such election notice is delivered within such 15 day period, then subject to the Company and the Stockholders electing to purchase the entire Offered Shares under Section 2.3(e), the Company thereafter shall be entitled and obligated to close the purchase of that portion of the Offered Shares specified in that election notice.

(c) Purchase by Stockholders. If the Company elects to purchase less than all of the Offered Shares, then within three (3) days following the expiration of the Initial Offering Period, the Company shall deliver to the other Stockholders a written notice specifying the portion of the Offered Shares that the Company has elected to purchase and the unsubscribed portion thereof. During the period of ten (10) days following receipt of that notice, each other Stockholder may elect to purchase all or any portion of such unsubscribed Offered Shares by delivering to the Company and the Transferring Stockholder a written instrument specifying the portion of such Offered Shares that such Stockholder elects to purchase. The Offered Shares shall be successively allocated to Stockholders electing to subscribe for their full pro rata share of the Offered Shares until either the entire Offered Shares have been fully subscribed or there are no Stockholders electing to subscribe to any portion of the Offered Shares. If the other Stockholders in the aggregate timely elect to purchase more than the unsubscribed portion of the Offered Shares, then the entire unsubscribed Offered Shares shall be apportioned among the subscribing Stockholders in proportion to the number of Shares owned by each such Stockholder. If the other Stockholders fail to elect within such period to purchase the entire Offered Shares that the Company did not elect to purchase, then the Transferring Stockholder thereafter may sell the entire Offered Shares pursuant to Section 2.3(e).

(d) Closing. If the entire Offered Shares proposed to be transferred are subscribed for as provided in Sections 2.3(b) and 2.3(c), then the closing of the purchase and sale of those Offered Shares shall be held at the offices of the Company (or such other place as the Company designates) on the date specified in the Transfer Notice, but in no event sooner than fifteen (15) days after the first date as of which it is finally determined which parties are entitled to purchase the entire Offered Shares. At the closing, (i) the Transferring Stockholder shall execute and deliver an assignment or other transfer instrument in commercially reasonable form (including a warranty as to title) sufficient to vest in the purchasers title to the Offered Shares, free and clear of all liens and claims whatsoever, (ii) the purchasers shall deliver the purchase consideration in such amount and in such form as is specified in the Transfer Notice, and (iii) the Company and each party to the transaction shall execute and deliver such documents and instruments (if any) as may be required to be filed with cognizant governmental officials in connection with such transaction.

(e) Failure to Purchase. If the Company and the Stockholders fail to elect and purchase pursuant to this Section 2.3 the entire Offered Shares, then the Transferring Stockholder thereafter may Transfer such Offered Shares to the Person named in the Transfer Notice at the price and on the terms and conditions set forth therein. However, if such Transferring Stockholder fails to close the Transfer of the Offered Shares to such transferee within ninety (90) days after expiration of the election periods specified in Sections 2.3(b) and 2.3(c), then such right shall terminate and such Transferring Stockholder thereafter shall not sell or Transfer such Shares to any Person without first again complying with the provisions of this Section 2.3.

2.4 Requirements for Non-Market Transfers of Shares
No Transfer of all or any part of the Shares of any Stockholder in a Non-Market Transfer shall be allowed unless all of the following conditions have been met:

(a) Transfer Instrument. Such Transfer is effected by an instrument in form and content satisfactory to the Company.

(b) Opinion of Counsel. The Company shall have received the opinion of its counsel that such Transfer will not violate any of the restrictions on transfer imposed by applicable federal or state securities laws.

(c) Legend Condition. All instruments reflecting such Transfer shall display in a prominent position any legend required under applicable federal securities laws and then current regulations of each state whose laws are applicable thereto.

2.5 Permitted Market Transfers After Liquidity Activation
Notwithstanding anything to the contrary in this Agreement, after the Liquidity Activation Date:

(a) Board Consent Not Required for Permitted Market Transfers. A Permitted Market Transfer shall not require the Board's consent under Section 2.1.

(b) Right of First Refusal Not Applicable to Permitted Market Transfers. A Permitted Market Transfer shall not be subject to the right of first refusal under Section 2.3.

(c) Transfer Conditions Streamlined for Permitted Market Transfers. The requirements of Section 2.4 shall be deemed satisfied for a Permitted Market Transfer to the extent the Market Transfer Facility has accepted the transfer for processing in accordance with the Liquidity Activation Notice. The Company may still require reasonable legends, transfer instructions, and administrative confirmations consistent with the Market Transfer Facility's requirements.

(d) Non-Market Transfers Continue to Be Restricted. For clarity, any Non-Market Transfer remains subject to Sections 2.1 through 2.4.

3.   TAG ALONG RIGHTS

3.1 Tag Along Trigger

If the Majority Voting Holder(s) propose to Transfer to any Person other than an Affiliate of such Majority Voting Holder(s), in any single transaction or series of related transactions, equity securities of the Company having more than fifty percent (50%) of the total voting power of the Company (any such transaction, a "Tag Along Transfer"), then such Tag Along Transfer shall be conditioned upon the satisfaction of the following conditions precedent as they relate to the Shares.

3.2 Notice

The Proposing Holders shall deliver to the Board and to each Stockholder a written notice (the "Notice of Proposed Transfer") identifying: (a) the proposed transferee, (b) the total number of Shares proposed to be transferred by Stockholders under this Agreement, if any (the "Offered Securities"), (c) all material terms, including the purchase price and the means of payment applicable to Shares, and (d) such other information as the Board reasonably requests. The Notice of Proposed Transfer shall state that each Stockholder shall have the right to participate in such Tag Along Transfer pursuant to Section 3.3 at the price and on the terms and provisions specified in the Notice of Proposed Transfer. The giving of a Notice of Proposed Transfer shall not obligate the Proposing Holders to consummate any transaction referred to therein.

3.3 Tag Along Election

Each Stockholder may, within ten (10) days following receipt of the Notice of Proposed Transfer, elect to participate by giving to the Company and the Proposing Holders a written notice (a "Tag Along Notice") indicating the number of Shares that such Stockholder desires to sell in such Tag Along Transfer.

(a) Election Irrevocable. If any Stockholder elects to participate, then such election is irrevocable and the Proposing Holders must, as a condition to consummating the Tag Along Transfer, arrange for the transfer of Shares of each participating Stockholder, at the same price and on the same terms and conditions stated in the Notice of Proposed Transfer, in an amount equal to the lesser of (i) the number of Shares indicated in its Tag Along Notice or (ii) its Pro Rata Share.

(b) Summary Notice. At the end of the ten (10) day period, the Proposing Holders shall provide written notice to each Stockholder and the Company, setting forth the aggregate number of Shares to be sold by the participating Stockholders (the "Aggregate Offered Securities").

3.4 Transfer to Proposed Transferee

The Proposing Holders shall have the right, until the expiration of ninety (90) consecutive days commencing on the first day immediately following the expiration of the ten (10) day period in Section 3.3(b), to cause the Aggregate Offered Securities to be Transferred to the proposed transferee at the same price and on the same terms specified in the Notice of Proposed Transfer. If the Aggregate Offered Securities are not transferred within such period and on such stated price and terms, the right to transfer in accordance with the Notice of Proposed Transfer shall expire and the provisions of this Agreement shall continue to be applicable to the Aggregate Offered Securities.

3.5 Form of Consideration

The purchase price of the Aggregate Offered Securities shall be paid in the form specified in the Notice of Proposed Transfer.

3.6 Several Liability

Each Stockholder exercising its right to sell Shares pursuant to this Section 3 shall (a) make the same representations, warranties, covenants, indemnities and agreements as required of the Proposing Holders or other selling parties in connection with the Tag Along Transfer and (b) agree to the same terms and conditions to the Transfer as apply to other selling holders. Notwithstanding the foregoing, all such representations, warranties, covenants, indemnities and agreements shall be made by such Stockholder severally, and not jointly, and any liability for breach of any such representations and warranties related to the Company (but not representations relating to ownership of Shares or absence of liens on Shares) shall be allocated among the selling Stockholders pro rata based on the relative percentage of the Shares being transferred that are held by each of them. In no event shall the liability of a selling Stockholder exceed the dollar amount of the net proceeds received by such Stockholder upon the Transfer.

4. DRAG ALONG RIGHTS

4.1 Drag Along Right
If the Proposing Holders propose to engage in an Approved Sale Transaction, and if the Board has approved such Approved Sale Transaction as being in the best interests of the Company and its stockholders, then the Proposing Holders shall have the right, in their sole discretion, upon not less than ten (10) days prior written notice delivered to the Company and each Stockholder (the "Purchase Notice"), which notice shall include the cash price per Share and all other terms and conditions and identify the proposed purchaser or purchasers (the "Drag Along Purchaser"), to require each Stockholder to sell to the Drag Along Purchaser a number of Shares held by such Stockholder equal to:

(a) the product, rounded down to the nearest whole number, of (i) a fraction, the numerator of which is the number of voting equity securities proposed to be transferred by the Proposing Holders and the denominator of which is the total number of voting equity securities then owned by the Proposing Holders, multiplied by (ii) the number of Shares then owned by the Purchase Notice recipient, or

(b) any lesser number of Shares as the Proposing Holders shall direct in the Purchase Notice,

provided that each Stockholder is required to sell the same proportion of Shares that are owned by such Stockholder. The giving of a Purchase Notice shall not obligate the Proposing Holders to consummate any transaction referred to therein.

4.2 Cooperation
Each Stockholder agrees to cooperate with the Company and to take all actions reasonably requested by the Company, and to execute all agreements and instruments, including Share assignments, in connection with an Approved Sale Transaction. Without limitation of the foregoing, each Stockholder:

(a) waives any appraisal rights such Stockholder may have in connection with any Approved Sale Transaction; and

(b) to the extent the Stockholder has any right to vote or consent with respect to the Shares in connection with an Approved Sale Transaction, irrevocably appoints the Company, or any Person designated by the Company, as its agent and proxy to vote or consent such Shares as the Company may deem necessary or appropriate in connection with an Approved Sale Transaction.

4.3 Transaction Costs and Seller Protections
In any Approved Sale Transaction subject to this Section 4:

(a) Pro Rata Costs. Each Stockholder will bear its pro rata share (based upon the ratio of (i) the aggregate consideration being received by such Stockholder selling Shares bears to (ii) the aggregate consideration being received by all selling Stockholders) of (A) transaction costs and expenses associated with the Approved Sale Transaction to the extent such costs are incurred for the benefit of all selling Stockholders and are not otherwise paid by the Company or the acquiring party, and (B) any indemnities required of all selling Stockholders in connection with such Approved Sale Transaction (other than indemnities on account of such Stockholder's own Shares or such Stockholder's authority to effect the transaction, for which such Stockholder shall be solely responsible). Costs and expenses incurred by a Stockholder on such Stockholder's own behalf will not be considered costs of the transaction.

(b) Reps and Warranties. No Stockholder will be required to make any representation or warranty in connection with the Approved Sale Transaction other than (i) as to such Stockholder's ownership interest in the Company and authority to sell, free of liens, claims and encumbrances, the Shares proposed to be sold, and (ii) as to the Company's operations, the same representations given by the other selling Stockholders.

(c) No Joint and Several Indemnity. No Stockholder shall have joint and several liability for any indemnities in connection with the Approved Sale Transaction, except to the extent of any indemnity escrow amount withheld from the acquisition consideration, and provided that all other selling Stockholders have that same liability.

(d) Liability Cap. No Stockholder shall have any liability to the buyer or other parties to the Approved Sale Transaction in excess of such Stockholder's share of the purchase price or other consideration received by such Stockholder in the Approved Sale Transaction.

(e) Equal Consideration. The consideration payable with respect to each Share as a result of such Approved Sale Transaction shall be the same (except for cash payments in lieu of fractional shares) with respect to each other Share.

5. <u>DISPUTE RESOLUTION; ARBITRATION; FEES</u>

5.1 Arbitration
Except for any action in which the injunctive or other equitable powers of a court of competent jurisdiction are sought to be exercised, all disputes, claims and controversies arising out of or relating to the interpretation or enforcement of this Agreement, including the determination of the scope or applicability of this agreement to arbitrate, shall be determined by arbitration in Santa Barbara, California, before a single arbitrator who shall be a retired judge or justice. The arbitration shall be administered by JAMS pursuant to its Streamlined Arbitration Rules and Procedures. Judgment on the arbitrator's award may be entered in any court of competent jurisdiction. This Section 5.1 shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction. The arbitrator may, in the award, allocate all or part of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party.

5.2 Attorneys' Fees
If any action or proceeding is commenced to construe this Agreement or to enforce the rights and obligations of the parties hereunder, then the party prevailing in that action or proceeding shall be entitled to recover its costs and attorneys' fees in that action or proceeding and all costs and attorneys' fees of any appeal thereof and of any action to enforce any judgment entered therein.

6. <u>JOINDER; BINDING EFFECT; ISSUANCE AND TRANSFER CONDITIONS</u>

6.1 Joinder Required on Issuance

Notwithstanding anything to the contrary in this Agreement, upon the issuance of any Shares, the purchaser or recipient of such Shares shall, as a condition to the receipt thereof and the exercise of any rights with respect thereto, execute a Joinder in substantially the form attached as Exhibit A or such other form as the Company may prescribe from time to time, agreeing to be bound by the terms and conditions of this Agreement.

6.2 Joinder Required on Transfer

No Transfer of Shares shall be effective unless and until the transferee has agreed in writing to be bound by all of the provisions of this Agreement by executing and delivering a Joinder as required by Exhibit A, except that the Company may, in the Liquidity Activation Notice, provide that acceptance of the Market Transfer Facility terms constitutes execution of a joinder for Permitted Market Transfers.

6.3 Stop Transfer

The Company may refuse to register any Transfer of Shares on its books unless the requirements of this Agreement have been satisfied. The Company may also issue stop transfer instructions to any transfer agent or other custodian administering the Shares, provided that the Company shall update such instructions as necessary to permit Permitted Market Transfers after the Liquidity Activation Date.

7. MISCELLANEOUS

7.1 Notices

All notices and other communications required or permitted under this Agreement shall be in writing and delivered by personal delivery, nationally recognized overnight courier, or email to the addresses set forth in the Company's records (including via a subscription platform profile) or as otherwise designated by notice.

7.2 Counterparts; Electronic Signatures

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one instrument. Signatures delivered electronically shall be effective.

7.3 Governing Law

All questions with respect to the construction of this Agreement and the rights and liabilities of the parties with respect thereto shall be governed by the laws of the State of Delaware applicable to contracts made and to be fully performed in the State of Delaware.

7.4 Severability

Each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. If any term or provision is held invalid or unenforceable, the remainder shall not be affected.

7.5 Amendment

This Agreement may be amended only by a written instrument executed by the Company and Stockholders holding at least [AMENDMENT_THRESHOLD_PERCENT]% of the issued and outstanding Shares, provided that no amendment shall impose personal liability for the debts and obligations of the Company on any Stockholder without such Stockholder's written consent.

7.6 Entire Agreement

This Agreement (including the Exhibits) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, whether oral or written, regarding such subject matter.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

AUTOCAMP HOSPITALITY GROUP, INC.

By: _____

Name: Neil Dipaola

Title: Chief Executive Officer

STOCKHOLDERS:

Each Stockholder becomes a party only by executing a Joinder in the form of Exhibit A.

EXHIBIT A
FORM OF JOINDER

This Joinder (this "Joinder") is executed and delivered as of [JOINDER_DATE] by [STOCKHOLDER_NAME] (the "Joining Party") in favor of AutoCamp Hospitality Group, Inc., a Delaware corporation (the "Company").

1. The Joining Party acknowledges that the Joining Party has acquired and or will acquire Shares of the Company's Class B Common Stock that are subject to that certain Non-Voting Stockholders Agreement, effective as of April 10, 2026 (as amended from time to time, the "Agreement").

2. The Joining Party agrees that, upon execution of this Joinder, the Joining Party becomes a "Stockholder" under the Agreement and is bound by, and entitled to the benefits of, the Agreement as if the Joining Party had executed the Agreement as an original party.

3. The Joining Party agrees that the Agreement is binding upon the Joining Party and the Joining Party's heirs, legal representatives, successors and permitted assigns.

Joining Party:

[STOCKHOLDER_NAME]

By: _____
Name: [SIGNATORY_NAME]
Title (if applicable): [SIGNATORY_TITLE]
Address: [STOCKHOLDER_ADDRESS]
Email: [STOCKHOLDER_EMAIL]

Accepted:

AUTOCAMP HOSPITALITY GROUP, INC.

By: _____
Name: Neil Dipaola
Title: Chief Executive Officer

EXHIBIT B
FORM OF TRANSFER NOTICE (RIGHT OF FIRST REFUSAL)

[DATE]

To: AutoCamp Hospitality Group, Inc.
Attn: [NOTICE_CONTACT]
Email: [NOTICE_EMAIL]

Re: Transfer Notice under Non-Voting Stockholders Agreement

Pursuant to Section 2.3(a) of the Agreement, the undersigned hereby gives notice of a proposed Non-Market Transfer of Shares.

1. Transferring Stockholder: [TRANSFERRING_STOCKHOLDER_NAME]

2. Proposed Transferee: [PROPOSED_TRANSFEREE_NAME]

3. Offered Shares: [NUMBER_OF_SHARES]

4. Purchase Price per Share: [PRICE_PER_SHARE]

5. Total Purchase Price: [TOTAL_PRICE]

6. Form of Consideration: [FORM_OF_CONSIDERATION]

7. Proposed Closing Date: [PROPOSED_CLOSING_DATE]

8. Other Material Terms and Conditions: [OTHER_TERMS]

The undersigned acknowledges that this Transfer is subject to the Company's and the other Stockholders' rights of first refusal and the other requirements of the Agreement.

[TRANSFERRING_STOCKHOLDER_NAME]

By: _____
Name: [SIGNATORY_NAME]
Title (if applicable): [SIGNATORY_TITLE]

EXHIBIT C
FORM OF TAG ALONG NOTICE

[DATE]

To: AutoCamp Hospitality Group, Inc.
Attn: [NOTICE_CONTACT]
Email: [NOTICE_EMAIL]

Re: Tag Along Notice under Non-Voting Stockholders Agreement

The undersigned hereby elects to participate in the Tag Along Transfer described in the Notice of Proposed Transfer dated [NOTICE_OF_PROPOSED_TRANSFER_DATE].

1. Stockholder: [TAG_ALONG_STOCKHOLDER_NAME]

2. Number of Shares the Stockholder desires to sell: [NUMBER_OF_SHARES]

3. Contact for closing logistics: [CLOSING_CONTACT]

This election is irrevocable pursuant to the Agreement.

[TAG_ALONG_STOCKHOLDER_NAME]

By: _____
Name: [SIGNATORY_NAME]
Title (if applicable): [SIGNATORY_TITLE]

EXHIBIT D
FORM OF DRAG ALONG PURCHASE NOTICE

[DATE]

To: Each Stockholder of Class B Common Stock
Re: Purchase Notice under Non-Voting Stockholders Agreement

Pursuant to Section 4.1 of the Agreement, the Proposing Holders hereby deliver this Purchase Notice regarding an Approved Sale Transaction.

1. Drag Along Purchaser: [DRAG_ALONG_PURCHASER_NAME]

2. Transaction Summary: [TRANSACTION_SUMMARY]

3. Cash Price per Share: [PRICE_PER_SHARE]

4. Other Material Terms and Conditions: [OTHER_TERMS]

5. Closing Date: [CLOSING_DATE]

6. Shares required to be sold by recipient Stockholder: [REQUIRED_SHARES]

7. Closing Deliverables: [DELIVERABLES]

Each recipient Stockholder is required to take the actions and deliver the documents reasonably requested by the Company in connection with the Approved Sale Transaction.

Proposing Holders:

[PROPOSING_HOLDER_NAME_1]
By: _____
Name: [SIGNATORY_NAME]

[PROPOSING_HOLDER_NAME_2]
By: _____
Name: [SIGNATORY_NAME]

Acknowledged by the Company:

AUTOCAMP HOSPITALITY GROUP, INC.
By: _____
Name: Neil Dipaola
Title: [OFFICER_TITLE]

EXHIBIT E
LEGEND AND STOP TRANSFER INSTRUCTIONS

A. Suggested Legend
THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SHARES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION FROM REGISTRATION, AND IN EACH CASE IN COMPLIANCE WITH THE NON-VOTING STOCKHOLDERS AGREEMENT DATED [EFFECTIVE_DATE], AS AMENDED FROM TIME TO TIME; PROVIDED THAT, AFTER THE LIQUIDITY ACTIVATION DATE, PERMITTED MARKET TRANSFERS PROCESSED THROUGH THE MARKET TRANSFER FACILITY MAY BE MADE IN ACCORDANCE WITH THE COMPANY'S LIQUIDITY ACTIVATION NOTICE AND APPLICABLE LAW.

B. Stop Transfer Instructions
The Company may instruct its transfer agent and any book entry or cap table administrator not to process or record any transfer of the Shares unless the Company has confirmed: (i) the Board's written consent if required, (ii) satisfaction of the right of first refusal process if applicable, (iii) receipt of any required opinion of counsel, and (iv) execution and delivery of a Joinder by the transferee; provided that the Company shall modify or withdraw such instructions as necessary to permit Permitted Market Transfers after the Liquidity Activation Date.